SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNX GAS CORPORATION

(Name of Subject Company)

CNX GAS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

12618H200 / 12618H309 / 12618H101

(CUSIP Number of Class of Securities)

P. Jerome Richey

Executive Vice President, Corporate Affairs, Chief Legal Officer & Secretary

CNX Gas Corporation

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317-6506

(724) 485-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Jeremy London

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, NW

Washington, D.C. 20005

(202) 371-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a) The name of the subject company is CNX Gas Corporation, a Delaware corporation (“CNX Gas” or the “Company”), and the address of the principal executive office of the Company is CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317-6506. The telephone number for the Company’s principal executive office is (724) 485-4000.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Statement”) relates is the common stock, par value $0.01 per share (“CNX Gas common stock”), of the Company. As of May 11, 2010, 151,069,930 shares of CNX Gas common stock were issued and outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address

This Statement is being filed by the Company. The name, business address, and business telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer

This Statement relates to the tender offer by CONSOL Energy Inc., a Delaware corporation (“CONSOL”), pursuant to which all of the outstanding shares of CNX Gas common stock, par value $0.01 per share, that CONSOL does not already own may be tendered for $38.25 per share, net to the seller in cash, without interest, subject to applicable withholding taxes (the “offer”). The offer is disclosed in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by CONSOL with the United States Securities and Exchange Commission (the “SEC”) on April 28, 2010 (the “Schedule TO”). The offer is subject to the conditions set forth in an offer to purchase (the “Offer to Purchase”) contained in the Schedule TO, and the related letter of transmittal and other transmittal documents filed as exhibits to the Schedule TO (“Transmittal Documents”) and mailed to holders of CNX Gas common stock. CONSOL has stated that if it purchases shares of CNX Gas common stock in the offer it will then merge the Company with a wholly owned subsidiary of CONSOL (the “merger”), with the Company surviving as a wholly owned subsidiary of CONSOL. As a result of the merger, each outstanding share of the Company (other than CNX Gas common stock owned by CONSOL, the Company or any direct or indirect wholly owned subsidiary of CONSOL or the Company) will be converted into the right to receive the offer price of $38.25 per share.

The Schedule TO states that the principal executive office of CONSOL is located at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317-6506 and the telephone number at that location is (724) 485-4000.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Offer to Purchase and the Transmittal Documents and the Schedule TO, including information concerning CONSOL or its respective affiliates, officers, or directors, or actions or events with respect to any of them. The Company takes no responsibility for the accuracy or completeness of such information or for any failure by CONSOL to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of any such information.

Because CONSOL’s substantial voting control over the Company and representation on the Company’s board of directors, as described below in Item 3 under the section entitled “Conflicts of Interest and Material Arrangements between the Company and CONSOL,” could result in a conflict of interest with the Company’s other shareholders, on April 15, 2010 the board of directors of the Company formed a special committee (the “Special Committee”) of the Company’s sole independent director, John R. Pipski, to evaluate the offer and make a recommendation with respect to the offer.

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements

Except as discussed in this Statement (including the annexes and exhibits hereto and any information incorporated herein by reference) to the best of the Company’s knowledge, as of the date of this Statement, there are no material agreements, arrangements, or understandings or actual or potential conflicts of interests between the Company or its affiliates and (i) the Company’s executive officers, directors, or affiliates or (ii) CONSOL or each of its respective executive officers, directors, or affiliates, in each case as known to the Company.

Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and (i) the Company’s executive officers, directors, and affiliates or (ii) CONSOL and its executive officers, directors, and affiliates are described in the Company’s Annual Proxy Statement filed on Schedule 14A with the SEC on March 30, 2010 (the “2010 Proxy Statement”) under the sections entitled “General Information,” “Beneficial Ownership of Securities,” “Certain Relationships and Related Party Transactions,” and “Executive Compensation and Stock Option Information,” which are attached as exhibit (e)(1) to this Statement and are incorporated by reference herein. All information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information included directly in this Statement.

In addition, certain contracts, arrangements or understandings between the Company or its affiliates and (i) the Company’s executive officers, directors, and affiliates or (ii) CONSOL and its executive officers, directors, and affiliates are described in the sections entitled “Special Factors—Interests of Certain Persons in the Offer and the Merger” and “Special Factors—Certain Relationships Between CONSOL and CNX Gas” in the Offer to Purchase, which is attached as exhibit (a)(1) to this Statement and is incorporated by reference herein.

In addition, certain contracts, arrangements or understandings between the Company or its affiliates and (i) the Company’s executive officers, directors, and affiliates or (ii) CONSOL and its executive officers, directors, and affiliates are described in the section entitled “Executive Compensation and Stock Option Information” in CONSOL’s Annual Proxy Statement filed on Schedule 14A with the SEC on March 24, 2010, which is attached as exhibit (e)(2) to this Statement and is incorporated by reference herein.

Certain Arrangements between the Company and its Executive Officers, Directors, and Affiliates

Set forth in Annex I to this Statement is certain information concerning the present occupation or employment and employment history of the directors and executive officers of the Company.

Ownership of CNX Gas Common Stock by Executive Officers and Directors

The following table sets forth shares of CNX Gas common stock beneficially owned, as of May 10, 2010, by the executive officers and directors of the Company and CONSOL. The amounts shown include options that are currently exercisable or that may become exercisable within 60 days of May 10, 2010 and restricted stock units which may vest and be paid in shares within 60 days of May 10, 2010. Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to shares of CNX Gas common stock set forth opposite such person’s name. The notes to this table set forth, among other matters, any vested or unvested options or restricted stock units held by such directors and executive officers.

Executive Office/Director	Position	Shares Beneficially Owned		Percentage of Class of Security
J. Brett Harvey	Chairman of the Board and Chief Executive Officer of the Company; President, Chief Executive Officer, and Director of CONSOL	15,625		*
Philip W. Baxter	Director of the Company and CONSOL	98,583	(1)	*
Raj K. Gupta	Director of the Company and CONSOL	21,440	(2)	*
John R. Pipski	Director of the Company	22,902	(3)	*
Nicholas J. DeIuliis	President and Chief Operating Officer of the Company; Executive Vice President and Chief Operating Officer of CONSOL	450,249	(4)	*
Robert P. King	Executive Vice President—Business Advancement and Support Services of the Company and CONSOL	1,000		*
William J. Lyons	Executive Vice President and Chief Financial Officer of the Company and CONSOL	11,416	(5)	*
Robert F. Pusateri	Executive Vice President—Energy Sales and Transportation Services of the Company and CONSOL	1,600		*
P. Jerome Richey	Executive Vice President—Corporate Affairs, Chief Legal Officer and Secretary of the Company and CONSOL	2,000		*

*	Less than 1%
(1)	Includes 23,750 shares held by the Philip W. Baxter Trust, of which Mr. Baxter is a trustee, and options to purchase 10,173 shares of common stock which are currently exercisable or may become exercisable on or before May 10, 2010.
(2)	Includes 6,000 shares held jointly by Mr. Gupta and his spouse and options to purchase 2,544 shares of CNX Gas common stock which are currently exercisable or may become exercisable on or before May 10, 2010.
(3)	Includes (i) 4,637 shares of CNX Gas common stock held as deferred compensation in a deferred account and (ii) options to purchase 2,544 shares of CNX Gas common stock which are currently exercisable or may become exercisable on or before May 10, 2010.
(4)	Includes options to purchase 444,249 shares of CNX Gas common stock which are currently exercisable or may become exercisable on or before May 10, 2010.
(5)	Includes 4,687 shares of CNX Gas common stock held jointly by Mr. Lyons and his wife and 6,729 shares held in CONSOL Energy’s 401(k) defined contribution plan.

If the Company’s directors and executive officers were to tender their shares of CNX Gas common stock and those shares were accepted for purchase and purchased by CONSOL, the directors and executive officers would each receive $38.25 for each share of CNX Gas common stock tendered to CONSOL. As of May 10, 2010, the group of individuals listed in the chart above owned 157,529 shares of CNX Gas common stock (excluding options to purchase shares of CNX Gas common stock and restricted shares of CNX Gas common stock (i.e., restricted stock units)).

Executive Compensation and Employment Matters; Stock Options

Information about executive compensation, employment matters and stock options is set forth in the 2010 Proxy Statement under the section entitled “Executive Compensation and Stock Option Information,” which is attached as exhibit (e)(1) to this Statement and is incorporated by reference herein.

Director Compensation

Information about director compensation is set forth in the 2010 Proxy Statement under the sections entitled “General Information—Compensation of Directors” and “General Information—Understanding Our Director Compensation Table,” which are attached as exhibit (e)(3) to this Statement and are incorporated by reference herein. John R. Pipski is entitled to $150,000 for his service as the sole member of the Special Committee, which amount has already been paid. Such amount is not contingent on the Special Committee reaching any conclusion with respect to its recommendation of the offer. For more information on the formation of the Special Committee of the board of directors of the Company, please refer to “Item 4. The Solicitation or Recommendation.”

Vested Stock Options

Certain officers and directors of the Company (who may also be officers and/or directors of CONSOL) hold vested options to purchase shares of CNX Gas common stock, which may be exercised in accordance with their terms and the shares acquired thereby may be tendered in the offer. Further, under the terms of the Amended and Restated CNX Gas Equity Incentive Plan, following the offer, at the effective time of the merger, each vested option to purchase shares of CNX Gas common stock that is outstanding immediately prior to the effective time of the merger will be cancelled in consideration of a cash payment equal to the product obtained by multiplying (1) the excess, if any, of the consideration offered to Company shareholders in the offer ($38.25 per share) over the per share exercise price of such option, by (2) the number of shares subject to such option, less applicable withholdings.

Unvested Stock Options

No officers or directors of the Company hold unvested options to purchase CNX Gas common stock; however, other Company employees do hold unvested options to purchase CNX Gas common stock. Following the offer, under the terms of the Amended and Restated CNX Gas Equity Incentive Plan, at the effective time of the merger, each unvested option to purchase shares of CNX Gas common stock that is outstanding immediately prior to the effective time of the merger will be converted into an option to purchase shares of CONSOL common stock having the same terms as the option to purchase shares of CNX Gas common stock, with adjustments to the number of shares subject to, and the exercise price of, the option, designed to preserve the intrinsic value of the option immediately prior to and immediately following the adjustments.

Restricted Stock Units

Certain directors of the Company, including Mr. Pipski, hold Company restricted stock units. Mr. Pipski currently holds 3,139 restricted stock units that vest on May 4, 2011. Following the offer, under the terms of the Amended and Restated CNX Gas Equity Incentive Plan, at the effective time of the merger, Company restricted stock units that are outstanding immediately prior to the effective time of the merger will be converted into CONSOL restricted stock units having the same terms as the Company restricted stock units, with adjustments to the number of shares subject to the restricted stock units designed to preserve the value of the restricted stock units immediately prior to and immediately following the adjustments.

Severance Pay Plan for Salaried Employees

Eligible employees of the Company are entitled to benefits under the CONSOL Energy Inc. Severance Pay Plan upon completion of one year of continuous service with the Company. Pursuant to the plan, upon termination, each executive officer of the Company is entitled to one week’s compensation for each completed full year of continuous service, up to a maximum of 25 weeks’ compensation, subject to the plan’s reemployment provisions. Benefits under the plan do not apply where the officer is terminated for cause or resigns, or where such officer’s employment ends in connection with the sale of a Company business and the officer is offered employment by the purchaser (or its affiliate). Officers will not be entitled to severance under this plan unless and until such officer executes, and does not revoke, a release, deemed satisfactory by the Company, waiving any and all claims against the Company, its affiliates and subsidiaries and all related parties.

Indemnification of Directors and Executive Officers

Each of the directors and executive officers of the Company is party to an indemnification agreement that provides that (1) the Company will indemnify such individual to the fullest extent permitted by applicable law, including advancement of expenses, for liabilities and expenses that he incurs in his capacity as a director or officer of the Company, and (2) the Company will cover such individual under any directors and officers liability insurance that the Company maintains. The rights under the indemnification agreements are non-exclusive and are in addition to the indemnification rights of the Company’s directors and executive officers under any provision of the Company’s Amended and Restated Certificate of Incorporation or the Company’s Third Amended and Restated Bylaws or under applicable law.

Conflicts of Interest and Material Arrangements between the Company and CONSOL

The Company was incorporated on June 30, 2005. CONSOL contributed its gas assets to the Company, effective August 8, 2005. Before August 2005, the Company conducted business through various companies that were subsidiaries or joint ventures of CONSOL. As of April 28, 2010, CONSOL indirectly beneficially owned 125,800,067 shares of CNX Gas common stock, or approximately 83.3% of all of the issued and outstanding shares of CNX Gas common stock. CONSOL also elects the Company’s entire board of directors. Three out of the four current directors of the Company are also CONSOL directors and/or executive officers. The following Company directors also serve as directors of CONSOL: Raj K. Gupta, J. Brett Harvey and Philip W. Baxter.

Effective January 16, 2009, CONSOL and the Company made certain changes to the managerial structure of both companies (the “Management Reorganization”). The purpose of the Management Reorganization was to improve performance and profitability of both CONSOL and the Company, as well as to increase efficiency and reduce costs across all business areas by creating a more unified organizational structure that would have functional, operational, and financial responsibility for all coal, gas, and related assets, while still recognizing the status of the Company as a separate public company with shareholders in addition to CONSOL. The changes effected by this Management Reorganization result in the Company and CONSOL having interlocking directors and officers, as reflected in the table below:

Executive	Company Role	CONSOL Role
J. Brett Harvey	Chairman and Chief Executive Officer	President and Chief Executive Officer

Nicholas J. DeIuliis	President and Chief Operating Officer	Executive Vice President and Chief Operating Officer

Robert F. Pusateri	Executive Vice President—Energy Sales and Transportation Services	Executive Vice President—Energy Sales and Transportation Services

William J. Lyons	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer

P. Jerome Richey	Executive Vice President—Corporate Affairs and Chief Legal Officer	Executive Vice President—Corporate Affairs and Chief Legal Officer

Robert P. King	Executive Vice President—Business Advancement and Support Services	Executive Vice President—Business Advancement and Support Services

The positions reflected in the table above present individuals holding positions with actual or potential conflicts of interest in determining the fairness of the offer to the Company’s shareholders unaffiliated with CONSOL.

In connection with the Management Reorganization, the board of directors of the Company dissolved its compensation, finance and nominating and corporate governance committees, electing to rely on the “controlled company” exemption under the New York Stock Exchange listing standards. The only remaining board committee after the Management Reorganization is the audit committee.

Information about the Management Reorganization is set forth in the 2010 Proxy Statement under the section entitled “General Information—The Board of Directors and its Committees,” which is attached as exhibit (e)(4) to this Statement and is incorporated by reference herein.

The company has a number of intercompany agreements with CONSOL. Provided below is a summary description of the master separation agreement by and among the Company and CONSOL and each of their respective subsidiaries, dated August 1, 2005 (the “Master Separation Agreement”) and the other key agreements that relate to the Company’s separation from CONSOL in 2005. These agreements include: (i) the master cooperation and safety agreement by and among CONSOL and the Company and each of their respective subsidiaries, dated August 1, 2005 (the “Master Cooperation and Safety Agreement”), (ii) the tax sharing agreement by and between CONSOL and the Company, dated August 1, 2005 (“Tax Sharing Agreement”), and (iii) the services agreement by and among CONSOL, the Company and the subsidiaries of the Company, dated August 1, 2005 (the “Services Agreement”). References in this section to CONSOL include its subsidiaries, and references to the Company include the Company’s subsidiaries. These agreements are not the result of arm’s-length negotiation, and as a result they may provide certain preferential rights to CONSOL. Information about related party transactions is set forth in the 2010 Proxy Statement under the section entitled “Certain Relationships and Related Party Transactions,” which is attached as exhibit (e)(1) to this Statement and is incorporated by reference herein.

To the extent the discussion below summarizes any agreement that has been filed by CONSOL or the Company with the SEC, each such summary is qualified entirely by reference to the complete text of the applicable agreement, which is incorporated into this Statement by reference. We encourage you to read each such agreement carefully and in its entirety.

Master Separation Agreement

Contribution of Assets; Assumption of Liabilities. On August 1, 2005, CONSOL and certain of its affiliates transferred to the Company the assets that were used exclusively in CONSOL’s gas operations and other assets specifically listed in the agreement, subject to some specified exclusions. These assets included in particular coalbed methane and conventional oil and gas rights located in Virginia, Pennsylvania, northern West Virginia, and Tennessee. All assets were transferred to the Company on an “as-is-where-is” basis, which means that the Company bears all the risk of a failure of title on any of the assets. In the event that both the Company and CONSOL have rights under specified contracts, the party that signed the contract will make available the rights and benefits of that contract to the other party, but only to the extent that the contract applies to the other party, and the other party will assume and discharge the liabilities related to those rights and benefits. The Company assumed all of the liabilities related to those assets and the gas operations, even if those liabilities were as a result of activities occurring prior to the effective date of the separation of the businesses and regardless of whether such liabilities were the result of negligence or misconduct on the part of CONSOL, subject to the following allocation of unknown liabilities, if any, asserted in writing by one or more third parties prior to the fifth anniversary following August 8, 2005: the Company will be responsible for the first $10 million of aggregate unknown liabilities; CONSOL will be responsible for the next $40 million of aggregate unknown liabilities; and the Company will be responsible for any additional unknown liabilities over $50 million. The Company will also be responsible for any unknown liabilities which were not asserted in writing during this five year period. Specified excluded liabilities that may have been related to gas operations were not assumed by the Company, and the Company is being indemnified by CONSOL with respect to these. Some of the excluded liabilities may have been incurred by subsidiaries of the Company, which would have to satisfy those liabilities if CONSOL failed to satisfy them.

In addition to the transfers made to the Company in the separation, CONSOL leased to the Company under a master lease substantially all other coalbed methane and conventional oil and gas rights that CONSOL and its majority-owned subsidiaries hold in the United States. These leased assets are principally located outside Virginia, Pennsylvania, northern West Virginia, and Tennessee. The master lease provided for a one-time payment of $50,000 at its inception. The master lease has a 99-year term, and by its terms no royalty is payable.

Covenants. The Company has agreed that, for so long as CONSOL beneficially owns at least fifty percent (50%) of the Company’s outstanding voting stock, the Company will not take any action that would limit the ability of CONSOL or its transferee to transfer its shares of CNX Gas common stock and will not take any actions that could reasonably result in CONSOL’s being in breach of, or in default under, any contract or agreement, including any action that would cause a default under CONSOL’s debt instruments. Additionally, the Company will not issue any additional capital stock without CONSOL’s consent if after such issuance CONSOL would own less than eighty percent (80%) of the Company’s outstanding voting stock.

Option Rights. The Company has granted CONSOL the right to purchase shares of the Company’s capital stock in two instances. First, CONSOL has the right to purchase shares of the Company’s capital stock in order to maintain a percentage ownership in the Company’s capital stock of at least eighty percent (80%) for tax consolidation purposes. Second, CONSOL has the right to purchase the required number of shares of the Company’s capital stock so that it may effect a distribution of all of its shares of CNX Gas common stock to its shareholders as a tax-free spin-off. The exercise price for any shares of CNX Gas common stock purchased by CONSOL is the then-market price (defined as the average of the last sales price on each of the immediately preceding five trading days) on the securities exchange or quotation system on which the CNX Gas common stock is listed.

The Company has agreed not to buy or sell any assets, dispose of any assets, or acquire any equity or debt securities of a third party in each case in excess of $30 million without CONSOL’s prior consent.

Financial and Other Information. The Company has agreed that, for so long as CONSOL is required to consolidate the Company’s results of operations and financial position with CONSOL’s own, or account for its investment in the Company on the equity method of accounting, the Company will (i) maintain disclosure controls and procedures and internal controls over financial reporting to the same extent as a public company would be required and file or furnish to the SEC the necessary certificates, reports and other information (to the extent that the Company is required to make such filings by the SEC); (ii) maintain a fiscal year that ends on the same date as CONSOL’s fiscal year; (iii) provide to CONSOL (prior to filing) drafts of the quarterly and annual periodic reports the Company files with the SEC and all other reports, notices and proxy information the Company is required to file with the SEC, and file its quarterly and annual reports no later than the date on which CONSOL files its quarterly and annual reports; and (iv) provide to CONSOL annual budgets, projections, press releases and other information requested by CONSOL.

The Company and CONSOL have agreed to provide each other access to information as follows: (i) subject to applicable confidentiality obligations and other restrictions, the Company and CONSOL have agreed to give each other any information within each other’s possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the Master Separation Agreement or any ancillary agreement; (ii) the Company and CONSOL will use reasonable efforts to make available to each other’s past and present directors, officers, other employees and agents as witnesses in any legal, administrative or other proceeding in which the other party may become involved; (iii) the company providing information, consultant or witness services under the Master Separation Agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance; and (iv) the Company and CONSOL will each agree to hold in strict confidence all information concerning or belonging to the other for a period of up to three years following termination of the Master Separation Agreement.

Auditors and Audits; Annual Statements and Accounting. The Company has agreed that, for so long as CONSOL is required to consolidate the Company’s results of operations and financial position with CONSOL’s own, the Company will: (i) use commercially reasonable efforts to enable its independent auditors to complete their audit of the Company’s financial statements in a timely manner so as to permit timely filing of CONSOL’s financial statements; (ii) provide to CONSOL and its independent auditors all information required for CONSOL to meet its schedule for the filing and distribution of its financial statements and to make available to CONSOL and its independent auditors all documents necessary for the annual audit of the Company as well as access to the responsible Company personnel so that CONSOL and its independent auditors may conduct their audits relating to the Company’s financial statements; and (iii) adhere to certain specified CONSOL accounting policies and notify and consult with CONSOL regarding any changes to the Company’s accounting principles and estimates used in the preparation of the Company’s financial statements subject to applicable law and approval of the Company’s audit committee.

Indemnification. Under the Master Separation Agreement, the Company and CONSOL have agreed to indemnify and release each other, as specified herein. The Company has indemnified and held harmless CONSOL and its affiliates and their respective officers, directors, employees, agents, successors and assigns against any losses, liabilities, damages, claims and expenses arising out of or relating to the assumed liabilities and Company assets, businesses and operations and other assets, business operated in or managed by the Company. CONSOL similarly indemnifies the Company and its affiliates and its and their respective officers, directors, employees, agents, successors and assigns for the excluded liabilities and for CONSOL’s future assets, businesses and operations. The Company indemnifies CONSOL and its affiliates against all liabilities arising out of federal and state securities laws, including liabilities related to material untrue statements and omissions in any registration statement the Company files with the SEC and any prospectus the Company uses in a public offering. However, the Company’s indemnification of CONSOL does not apply to information relating to CONSOL supplied by CONSOL, excluding information relating to the Company. Furthermore, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification. In addition, the Services Agreement, the registration rights agreement and the tax matters agreement referred to below provide for indemnification between the Company and CONSOL relating to the substance of such agreements.

Termination and Assignment. The Master Separation Agreement may be terminated by the mutual consent of CONSOL and the Company. Various covenants in the Master Separation Agreement terminate if the Company is no longer a subsidiary of CONSOL. The Master Separation Agreement may not be assigned by the Company without CONSOL’s prior written consent, which consent may be withheld in CONSOL’s sole discretion. However, CONSOL may assign the Master Separation Agreement in connection with a merger in which it is not the surviving entity or in the event it transfers all or substantially all of its assets.

Expenses. CONSOL was responsible for paying costs (including all associated third-party costs) incurred in connection with the transactions contemplated by the Master Separation Agreement that occurred on or prior to August 8, 2005. The Company is responsible for any of its costs incurred related to the Master Separation Agreement following such date.

Master Cooperation and Safety Agreement

The Master Cooperation and Safety Agreement contains provisions related to the safe and economical operation of the Company’s gas business and CONSOL’s coal business where the parties have joint interests. To the extent there is any conflict between the Company’s gas interests and CONSOL’s coal interest in a joint location, CONSOL’s coal operations generally prevail. The Company has agreed to sign and deliver any waiver or consent necessary to allow coal mining operations of CONSOL in the vicinity of any property or gas rights owned by the Company and CONSOL has agreed that the Company has the right to capture gas from any well associated with CONSOL’s property, subject to CONSOL’s right to preclude the Company from capturing gas with respect to any active mining area in order to promote safety for and productivity of its coal operations. The Company will receive all proceeds from the capture of gas in all wells. In order to coordinate the Company’s operational relationship with CONSOL, the parties coordinate the Company’s annual drilling plan with CONSOL’s ten year mine plan.

Wells and Capturing Gas. The Company has the ability to locate and drill wells and capture gas for marketing, at its sole discretion, in all non-coal areas. With respect to an active mining area or within CONSOL’s ten year mining plan (i.e., a coal area), CONSOL has the right to drill wells but not to capture and market gas. CONSOL has this right because it must de-gas coal mines prior to coal production for safety reasons. CONSOL also pays for all of the costs of drilling these wells. If the Company determines it is economical to capture gas from a CONSOL coal area well, the Company has the right to capture and market this gas. In addition to the CONSOL coal area wells, the Company also has the right (with CONSOL’s consent which it cannot unreasonably withhold) to locate and drill additional wells and capture gas for marketing in the coal area. Subject to the general principles governing the Master Cooperation and Safety Agreement stated above, the Company has the sole right to capture gas in any active mining area, in any area in the ten year mine plan and in any other non-coal area from wells developed by CONSOL or the Company. To the extent that CONSOL mines through any non-coal area well, it is obligated to reimburse the Company for the loss of that well, including any assets the Company lost because of the mine through. The Company is generally responsible for plugging the wells in non-coal areas and CONSOL is generally responsible for plugging the wells in coal areas.

Control Systems. The Company will own, operate and maintain all of its master control systems. However, CONSOL has access to the system in coal areas for monitoring purposes. CONSOL can also request that the Company relocate, at CONSOL’s expense, any part of its system to the extent it interferes with CONSOL’s coal operations. CONSOL is also permitted to subside any part of a system located in an active mine area, provided that they reimburse the Company for its out-of-pocket costs related to the subsidence.

Regulatory Matters and Litigation. The Company is responsible for obtaining all necessary permits, title reports, licenses and bonds related to wells in all non-coal areas and the capture of gas in all non-coal and coal areas. CONSOL is responsible for the same matters with respect to all coal area wells, except for wells drilled or recompleted at the Company’s election. In general the Company is responsible for all regulatory matters involving the gas assets and will cooperate with CONSOL in the resolution of all regulatory matters and litigation matters where the rights or obligations of both parties may be implicated.

Compliance and Safety Standards. CONSOL’s employees and contractors and the Company’s employees and contractors are required, while on the other’s property, to comply with the more stringent of its own or the other party’s safety policies.

Additional Rights of CONSOL. CONSOL maintains all mining rights to use the surface within any coal area for activities associated with coal mining, including venting coal gas and drilling vertical vent holes for degasification. CONSOL also has the right to use any coal gas produced from coal area wells as long their use is consistent with past practices and they pay the Company the applicable market price for the use of the gas.

Corporate Opportunities and Rights of First Refusal. The Company and CONSOL have agreed upon an allocation of corporate opportunities. As long as CONSOL beneficially owns 10% or more of the Company’s voting stock, the Company has a right of first refusal to participate in any transaction involving future gas rights that CONSOL proposes to enter into and CONSOL has a right of first refusal on any coal rights that the Company may propose to acquire.

Indemnity. The Company is obligated to indemnify CONSOL from any claims, damages, losses and other liabilities arising from personal injury or property damage resulting solely from the Company’s negligence in conducting CONSOL business in any coal and non-coal area. CONSOL is obligated to indemnify the Company from any claims, damages, losses and other liabilities arising from personal injury or property damage resulting solely from its negligence in conducting its business in any coal and non-coal area. CONSOL’s indemnification obligations will not apply in the event any of those damages or losses were the result of subsidence or other effects of their full extraction mining.

Greenhouse Gas Emissions. The Company and CONSOL entered into an amendment to the Master Cooperation and Safety Agreement on May 30, 2008 in order to provide greater certainty with respect to allowances and credits related to greenhouse gas emissions. Under the amendment, the Company and CONSOL each own 100% of their own baseline emission allowances under a mandatory cap and trade program designed to restrict greenhouse gas emissions. Additional allowances in excess of each party’s baseline allowances will be owned by the parties on the basis of the equities giving rise to the additional allowances. Further, the Company and CONSOL each own 50% of any greenhouse gas emission reduction credits to which either of them is entitled in respect of the gas rights transferred to the Company in 2005, subject to adjustment to reflect the equities of the circumstances giving rise to such credits.

Registration Rights Agreement

The Company and CONSOL entered into a registration rights agreement with respect to the shares of CNX Gas common stock held by CONSOL. Under the registration rights agreement, CONSOL has the right to require the Company to register for offer and sale all or a portion of the CNX Gas common stock held by CONSOL.

Tax Sharing Agreement

CONSOL and the Company entered into the Tax Sharing Agreement. The Tax Sharing Agreement governs the respective rights, responsibilities, and obligations of CONSOL and the Company with respect to specified tax liabilities and benefits, tax attributes, tax contests, and other matters regarding income taxes and related tax returns.

In general, under the Tax Sharing Agreement, CONSOL is responsible for the remittance of U.S. federal income taxes of the affiliated group of corporations, including the Company, of which it is the common parent, and is responsible for the remittance of state income taxes to states in which CONSOL is required to file, or elects to file a consolidated or combined state income tax return. Additionally, the Company is obligated to pay to CONSOL each year an amount equal to the amount of U.S. federal income tax and state income tax that the Company would have incurred had the Company filed a separate U.S. federal income tax return and separate state income tax returns in these states in which the Company is included in a consolidated or combined state tax return filed by CONSOL. In 2009, the Company paid, net of refunds received, CONSOL $5,577,000 for taxes attributable to the Company’s obligation under the Tax Sharing Agreement.

Services Agreement

The Services Agreement governs the provision by CONSOL to the Company of support services, such debt service administration, accounting and tax, investor relations, payroll and human resources administration, legal, information technology, internal audit, real estate management, management of cash held in the Company’s accounts, and other general administrative functions. The Company has also agreed to reimburse CONSOL for any out-of-pocket payments, costs, and expenses associated with these services, as well as to pay an allocated share of CONSOL’s direct and indirect administrative and overhead costs. The agreement continues until terminated by the mutual agreement of the parties.

The Company was charged $25,352,000 for the twelve months ended December 31, 2009, for various services, including accounting and administrative services, provided by CONSOL. These fees were determined by CONSOL based upon various methods, including a proportionate share of mancount, a proportionate share of capital expenditures, a proportionate share of revenue earned, or a combination of these methods.

Other Transactions

The Company sells gas to some of CONSOL’s mines for use in gas-fired coal dryers. Sales are made on a basis reflecting the monthly average price received by the Company from third party sales, depending on location. The Company also sells gas to Buchanan Generation, LLC, in which the Company has a 50% interest, on both a market and a discounted basis, depending upon the circumstances. In 2009, the Company’s sales of gas to CONSOL and Buchanan Generation, LLC were $1,671,000 and $1,508,000, respectively. The Company also purchases various supplies from CONSOL’s wholly owned subsidiary Fairmont Supply, which also operates the Company’s warehouse facilities; the cost of these items reflect current market prices and is included in lifting costs, gathering and compression costs and capital expenditures as arms-length transactions. During 2009, the Company’s purchases of supplies from Fairmont Supply equaled approximately $4,623,000. Management of the Company believes that these sales and purchases are on terms no less favorable than could be obtained from unaffiliated third parties, under similar circumstances and that future sales of gas to CONSOL and Buchanan Generation, LLC, and purchases of supplies from Fairmont Supply will continue to be made on terms no less favorable than could be obtained from unaffiliated third parties, under similar circumstances.

The Company utilizes services and engages in operating transactions in the normal course of business with CONSOL. The following represents a summary of the significant transactions of this nature:

The Company and CONSOL agreed in the Master Separation Agreement not to take any action that would cause a default under CONSOL’s debt instruments. The indenture for CONSOL’s 7.875% Notes due March 1, 2012 in the principal amount of approximately $250 million requires that all subsidiaries of CONSOL that incur third party debt must also guaranty these notes. Thus, as a result of the Company entering into an unsecured $200 million credit agreement with third party commercial lenders in October 2005, the Company and its subsidiaries guaranteed CONSOL’s 7.875% Notes.

Under the Company’s Master Cooperation and Safety Agreement with CONSOL, CONSOL incurs drilling costs related to gob gas production due to the necessity to de-gas coal mines in connection with production for safety reasons. The Company estimates that the cost to CONSOL of drilling these wells was $13,662,000 in 2009. The Company captures and markets the gas from these wells and, therefore, benefits from this drilling activity, although it is not burdened with the cost to drill these gob wells. The Company is responsible for the costs incurred to gather and deliver the gob gas to market. Unless the Company chooses to drill, all gob well drilling costs are borne by CONSOL and only the collection and processing costs are reflected in the Company’s financial statements.

The Company’s employees may elect to participate in a defined contribution investment plan administered by CONSOL. Amounts charged to expense by the Company for matching and other contributions in the investment plan were $1,364,000 for the twelve months ended December 31, 2009. CONSOL charges the Company the actual matching amounts contributed by CONSOL on behalf of the Company’s employees.

Eligible employees may also participate in a long-term disability plan administered by CONSOL. Benefits for this plan are based on a percentage of monthly earnings, offset by all other income benefits available to the disabled. The Company’s allocation of the long-term disability plan expense under this plan was $329,000 for the twelve months ended December 31, 2009. Allocation of the expense for this plan is based on the percentage of the Company’s active salary employees compared to the total active salary employees covered by the plan.

Other corporate expenses contain a charge for $11,753,000 for the year ended December 31, 2009, related to short-term incentive compensation allocated from CONSOL. Effective April 1, 2009, the CONSOL short-term incentive compensation expenses are now allocated to the Company due to the Management Reorganization. The Management Reorganization resulted in a significant amount of the Company personnel being transferred to CONSOL. Costs of the CONSOL short-term incentive compensation plan are now allocated to the Company based on the overall general and administrative allocation.

Other corporate expenses also contain a charge for $6,036,000 for the year ended December 31, 2009, related to stock-based compensation allocated from CONSOL. Effective April 1, 2009, the CONSOL stock-based compensation expenses are now allocated to the Company due to the Management Reorganization. The Management Reorganization resulted in a significant amount of Company personnel being transferred to CONSOL. Costs of the CONSOL stock-based compensation plan are now allocated to the Company based on the overall general and administrative allocation.

The Company, as buyer, is a party to that certain Agreement of Sale dated as of June 8, 2007 (the “Agreement of Sale”) with CONSOL’s wholly-owned subsidiary, Consolidation Coal Company (“Consolidation Coal”), as seller. Pursuant to the Agreement of Sale, Consolidation Coal agreed to sell to the Company certain Pittsburgh seam coal reserves and resources totaling approximately 4,678 net acres, located in Greene County, Pennsylvania, and Monongalia County, West Virginia, adjacent to the Federal No. 2 Mine owned by Eastern Associated Coal Corp. (an affiliate of Peabody Energy) (such reserves and resources, the “Pittsburgh Coal”). Consolidation Coal also agreed to sell to the Company certain coal reserves and resources totaling approximately 4,528 net acres, located in Muhlenberg, McLean and Ohio Counties, Kentucky (such reserves and resources, collectively, the “Kentucky Coal”). Included in the sale were Consolidation Coal’s coal mining rights relating to the transferred coals as well as certain books and records relating to the coals. Consolidation Coal also agreed to release and waive any claims it had to emission reduction credits relating to the production of methane from the coals transferred to the Company. Consolidation Coal also agreed for a period of five years following the closing to enter into non-exclusive surface use agreements with the Company (or certain designees) on a site-specific basis, in order to allow the Company access to approximately 150 acres of surface land owned by Consolidation Coal overlying the portion of the Pittsburgh Coal located to the north of the Federal No. 2 Mine (totaling approximately 4,790 net acres, the “Northern Block”). Consolidation Coal retained the right, however, to sell, lease or convey any of this surface property free of the surface use agreement obligation. As consideration for Consolidation Coal’s agreements, the Company agreed to pay Consolidation Coal $45 million in cash, plus a deferred payment on the Northern Block and a contingent payment on the Kentucky Coal other than the seam known as the No. 9 Seam (collectively, the “Non-No. 9 Coal”). There is a contingent deferred payment obligation with respect to the Northern Block equal to $1.00 per net ton plus 8% of the gross sales price per ton, which is payable as the coal is mined and sold. There is also an absolute deferred payment obligation with respect to the Northern Block—that is, regardless of how much coal is mined, the Company is required to pay Consolidation Coal $36 million on the 35th anniversary of the closing. This deferred payment obligation will be reduced by any amount paid by the Company to Consolidation Coal on the per-ton-of-coal-mined contingent payment obligation prior to that date. To the extent coal continues to be mined and sold after the 35th anniversary, the Company would continue to pay Consolidation Coal on a per-ton basis thereafter so long as coal is mined and sold from the Northern Block. The contingent payment obligation on the Non-No. 9 Coal is equal to 6.5% of the gross sales price for each ton of Non-No. 9 Coal sold.

On February 8, 2008, CONSOL of Kentucky sold all assets in connection with its Mill Creek Mining Complex located in Letcher, Knott and Pike Counties, Kentucky for the amount of approximately $15 million plus certain assumed liabilities by the buyers, Deane Mining LLC and Reserve Holdings LLC. As part of the transaction, CNX Gas Company LLC, a direct, wholly-owned subsidiary of the Company, consented to the assignment of the coal properties to Reserve Holdings LLC and in connection with the consent, amended certain provisions of the Master Cooperation and Safety Agreement as they relate to the property conveyed by CONSOL.

The Company entered into two separate transactions with CONSOL to acquire acreage with Marcellus Shale potential. These transactions totaled $14,320,000 and were principally allocated to proved and unproved properties and were included in capital expenditures for the year ended December 31, 2009.

CONSOL has also provided certain parental guarantees related to activity associated with the Company. At March 31, 2010, these financial guarantees are as follows:

•

CONSOL guarantees up to $10 million of any unpaid obligation of the Company with respect to the agreement dated May 26, 2004 between the Company and Equitable Energy, LLC, relating to purchases and/or trades of natural gas and/or natural gas products, electric energy or capacity, financial derivatives or related contracts. CONSOL has the right to terminate the guaranty by providing Equitable Energy, LLC 30 days’ written notice.

•

The Company has an agreement dated December 31, 2004 with Baltimore Gas and Electric Company that guarantees the prompt and complete payment of all obligations and amounts owed to Baltimore Gas and Electric Company related to the purchase and/or sale of natural gas. CONSOL has guaranteed any unpaid obligations of the Company related to this agreement, up to $3 million. The guarantee will continue in force until 30 days prior written notice is given from CONSOL to Baltimore Gas and Electric Company.

•

CONSOL is the guarantor of the agreement dated October 22, 2004 between the Company and East Tennessee Natural Gas, LLC, relating to the sale, purchase, exchange, storage or transportation of natural gas. CONSOL has guaranteed any unpaid obligation of the Company related to this agreement, limited to $100,000 in the aggregate, plus reasonable costs and expenses incurred by East Tennessee Natural Gas, LLC, in collecting the obligation and/or enforcing this guarantee. In the event that the Company defaults in the payment of any of the obligations, within 30 days after receiving written notice from East Tennessee Natural Gas, LLC, CONSOL shall make such payment or otherwise cause the same to be paid.

•

CONSOL has an agreement dated October 29, 2004 with Sequent Energy Management to guarantee the obligations of the Company relating to the purchase, sale or exchange of natural gas or other hydrocarbons or non-combustible gases. The amount of this obligation fluctuates based on gas prices and contracted volumes.

•

CONSOL guaranteed the obligations of the Company up to a maximum amount of approximately $53 million under the agreements entered into between the Company and East Tennessee Natural Gas, LLC related to the Jewell Ridge lateral gas pipeline.

With respect to the above guarantees which relate to contracts of one of the Company’s subsidiaries, the Company believes that over time, the counterparties to those guarantees will release CONSOL from its performance obligations, in the event that the offer and the subsequent merger are not consummated. Furthermore, the Company does not believe that this change will result in a material increase in cost to the Company.

In January 2008, CONSOL announced its intention to undertake an offer to acquire all outstanding shares of CNX Gas common stock not owned by CONSOL in a stock-for-stock exchange offer. On January 29, 2008, CONSOL announced that the consideration in the offer would be 0.4425 shares of CONSOL common stock per share of CNX Gas common stock, or the equivalent of $33.70 per share of CNX Gas common stock at the time of the announcement. On February 28, 2008, CONSOL filed a registration statement with the SEC in connection with the exchange offer. On March 25, 2008, CONSOL announced that it was terminating the exchange offer. No shares of CNX Gas common stock were acquired by CONSOL in connection with this transaction.

Review, Approval or Ratification of Transactions with Related Persons

The Master Separation Agreement, the Master Cooperation and Safety Agreement, the Tax Sharing Agreement and Services Agreement described above were not negotiated at arms-length and provide various preferential rights to CONSOL as a result; however, the Agreement of Sale relating to the Pittsburgh Coal and the Kentucky Coal were negotiated at arms-length. Many of the other transactions with CONSOL described above are the legacy of CONSOL’s operation of the Company’s businesses as a division of CONSOL prior to the 2005 separation. These existing transactions with CONSOL are not typically subject to review by the Company. However, the Company’s Audit Committee in accordance with its charter, reviews, at least annually, the services provided to the Company by CONSOL, including the nature, extent and cost of those services.

With respect to other transactions with “related persons” (as defined by SEC rules), the Company’s policies and procedures for review, approval or ratification of transactions with related persons are not contained in a single policy or procedure; instead, relevant aspects of the Company’s program are drawn from various corporate documents. Most importantly, the Audit Committee’s charter provides that the committee must review, and, if appropriate, approve or ratify all transactions between the Company (including its subsidiaries) and any related persons that are required to be reported under the SEC’s related party regulation (Regulation S-K Item 404). At its meeting on February 26, 2007, the Audit Committee adopted a formal written policy in this regard. Under the policy, prior to entering into a related person transaction, a director, nominee or executive officer is to notify the Company’s chief financial officer and general counsel of the material facts regarding the transaction. If the Company’s chief financial officer and general counsel determine that the proposed transaction is a related person transaction, it is presented to the Company’s Audit Committee (or if it is not practicable or desirable to wait until the next Audit Committee meeting, to the chairman of the committee) for approval. The committee will consider all relevant facts and circumstances including the terms of the transaction and terms that would be available to unrelated parties, the benefits to the Company, and, if it involves an independent director, any impact on independence. The committee will also inform the board of directors of the Company of any related party transactions involving directors or nominees. Since the SEC’s related party regulation also applies to directors’ and executive officers’ family members as well as entities in which they may be deemed to have an indirect material interest, it is possible that related person transactions could occur without a director or executive officer being aware of them and bringing them to the Company for approval. When the Company becomes aware of a related person transaction that has not been previously approved, the policy provides that it will be presented to the Company’s Audit Committee for ratification or other action. The policy also provides that the Company’s Audit Committee will review on an annual basis ongoing related person transactions having a remaining term of more than six months or a remaining amount in excess of $120,000.

Prior to dissolution of the Nominating and Corporate Governance Committee, the charter of the Company’s Nominating and Corporate Governance Committee required the Nominating and Corporate Governance Committee to review the outside activities of directors and executive officers of the Company and decide questions of possible conflicts of interest of directors and executive officers of the Company. This review is now being performed by the full board of directors of the Company. The Company’s Corporate Governance Guidelines, which were amended in connection with the dissolution of the Nominating and Corporate Governance Committee, also contain provisions relevant to related party transactions in that they require that every director must seek the consent of the board to confirm the absence of any actual or potential conflict prior to accepting any invitation to serve on another corporate or not-for-profit board of directors or with any government or advisory group. The Company also requires that officers and directors adhere to written codes of business conduct and ethics regarding various topics including conflicts of interest, loans from the Company, the receipt of gifts, service in outside organizations, political activity and corporate opportunities; officers and directors certify compliance with these codes in writing each year. Historically, where related party transactions pose potential conflicts of interest involving directors or officers, the Audit Committee and Nominating and Corporate Governance Committees have elected to meet in joint session with the full board in order to review, approve or ratify such transactions. The Chairman of the board and chairpersons of the Audit Committee and Nominating and Corporate Governance Committee lead deliberations and affected directors or officers may recuse themselves. Following the Management Reorganization, the Audit Committee will continue to meet with the full board in order to deliberate on such transactions. In making determinations with respect to possible conflicts of interest, directors act in good faith and in the best interests of the Company and all shareholders, as required by law. Related party transactions that must be reviewed pursuant to the program outlined above may be identified by various sources, including the officers of the Company and the directors themselves (in this regard, the Company employs annual ethics compliance certifications, described above, and director and officer questionnaires to elicit relevant information). In 2009, other than the transactions described above, no related party transactions that would otherwise have required review and approval or notification were exempted from review.

Item 4.	The Solicitation or Recommendation

Solicitation or Recommendation

After careful consideration, including a thorough review of the offer with its independent legal and financial advisors, the Special Committee of the board of directors of the Company has determined that it expresses no opinion and is remaining neutral with respect to the offer.

Accordingly, the Special Committee, on behalf of the Company, recommends that holders of shares of CNX Gas common stock make their own decision whether to tender their shares in the offer based on their individual circumstances, investment criteria and evaluation of the factors discussed herein.

Background of the Offer

The Company is engaged in the exploration, development, production and gathering of natural gas primarily in the Appalachian and Illinois Basins. In particular, the Company is a leading developer of coalbed methane (“CBM”) and also develops conventional Marcellus and other shale gas. The Company has a growing conventional and shale exploration program. CONSOL owns approximately 83.3% of the outstanding shares of CNX Gas common stock. In August 2005, the Company acquired all of CONSOL’s rights associated with CBM from 4.5 billion tons of proved coal reserves owned or controlled by CONSOL in Northern Appalachia, Central Appalachia, the Illinois Basin and other western basins. CONSOL also transferred ownership or rights to natural gas, oil and certain related surface properties. As of December 31, 2009, the Company had 1.9 trillion cubic feet equivalent of net proved reserves, with a PV-10 pre-tax value of $1.5 billion and a standardized measure of discounted after tax future net cash flows attributable to the Company’s proved reserves of $0.9 billion. The Company’s proved reserves are approximately 86% CBM and 54% proved developed. The Company is one of the largest gas producers in the Appalachian Basin with net sales of 94.4 Bcf for the year ended December 31, 2009. The Company’s proved reserves are long-lived with a reserve life index of 20.2 years.

Formation of the Company

On June 21, 2005, the board of directors of CONSOL authorized the formation of the Company for the purpose of conducting CONSOL’s gas exploration, development and production activities (the “E&P Business”). The board of directors of CONSOL undertook the separation of the E&P Business to meet the following objectives, among others: (i) achieving a higher public market valuation for the E&P Business than the board of directors of CONSOL believed could be achieved if the E&P Business remained part of CONSOL; (ii) allowing the E&P Business to take advantage of its own capital and borrowing capability, rather than competing for capital with CONSOL’s other businesses, including CONSOL’s coal production business; (iii) expanding gas production from the E&P Business’s proven reserves and unproven acreages; and (iv) allowing the E&P Business’s senior personnel to focus solely on the growth and operation of the E&P Business.

The Company was incorporated on June 30, 2005. CONSOL contributed its gas assets to the Company effective August 8, 2005. Prior to August 2005, the Company conducted business through various companies that were subsidiaries or joint ventures of CONSOL. The success of the Company’s operations substantially depends upon rights it received from CONSOL. As a part of the Company’s separation from CONSOL, CONSOL transferred to the Company various subsidiaries and joint venture interests, as well as all of CONSOL’s ownership or rights to CBM, natural gas, oil, and certain related surface rights. In addition, CONSOL has given the Company significant rights to conduct gas production operations associated with its coal mining activity. These rights are not dependent upon any continuing ownership in the Company by CONSOL. The Company also has established other agreements under which CONSOL will provide corporate staff and management services as well as coordinate the Company’s tax filings.

The Company has made every effort to preserve the synergies that exist between CONSOL’s mining activities and the Company’s gas production activities. Additionally, the Master Cooperation and Safety Agreement and other agreements between the Company and CONSOL ensure that the Company continues to have access to gob gas and gas produced from horizontal wells drilled from inside CONSOL’s mines. These additional sources of gas enhance the Company’s overall recovery rates for CBM.

2008 Exchange Offer

On January 28, 2008, the board of directors of CONSOL authorized an exchange offer in which CONSOL would seek to acquire all of the outstanding shares of CNX Gas common stock that CONSOL did not then own, at an exchange ratio of 0.4425 shares of CONSOL common stock for each share of CNX Gas common stock. This consideration represented an equivalent offer price of approximately $33.70 per share of CNX Gas common stock based on the closing price of CONSOL’s common stock on January 28, 2008, the last trading day prior to the day on which CONSOL publicly announced its intention to undertake the exchange offer. In connection with the exchange offer, on January 28, 2008, the board of directors of the Company approved a resolution that called for the formation of a special committee consisting of Philip W. Baxter (then independent from CONSOL) and John R. Pipski. The special committee retained separate legal counsel and a financial advisor and met on several occasions with Company management to evaluate and respond to the exchange offer. On February 28, 2008, CONSOL filed a registration statement with the SEC in connection with the exchange offer.

However, on March 25, 2008, CONSOL issued a press release announcing the decision not to proceed and thereafter withdrew the registration statement related to the exchange offer.

Period between the Prior Exchange Offer and the Dominion Transaction

CONSOL has publicly disclosed that during October, November and December of 2008, CONSOL purchased 2,531,400 additional shares of CNX Gas common stock for aggregate consideration of approximately $67 million, increasing its aggregate ownership of the outstanding CNX Gas common stock to approximately 83.3%. According to CONSOL, these purchases were made in the open market at prevailing market prices and were not part of any transaction, plan or scheme to purchase all outstanding shares of the Company or to otherwise take the Company private. According to CONSOL, CONSOL has not purchased any shares of CNX Gas common stock since December 2008.

In January 2009, as part of the Management Reorganization, certain operational and managerial changes were implemented by CONSOL and the Company in an effort to increase efficiency and reduce costs for both companies. In connection with these changes, the board of directors of the Company reduced its size from eight to five directors, and thereafter included James E. Altmeyer, Sr., a director of CONSOL; Philip W. Baxter; Raj Gupta, a director of CONSOL; J. Brett Harvey, the Chief Executive Officer of the Company and CONSOL; and John R. Pipski. As part of the Management Reorganization, Mr. Baxter, a former director of CONSOL who, prior to the Management Reorganization had been independent of CONSOL, became a director of CONSOL. Concurrently, Mr. Harvey was appointed to the position of Chairman and Chief Executive Officer of the Company and Mr. DeIuliis, who was President and Chief Executive Officer of the Company, became the President and Chief Operating Officer of the Company and Executive Vice President and Chief Operating Officer of CONSOL. In addition, Robert F. Pusateri was appointed Executive Vice President, Energy Sales and Transportation Services of both CONSOL and the Company, William Lyons, who was Chief Financial Officer of the Company and CONSOL, was appointed to the additional position of Executive Vice President of the Company, Robert P. King was appointed Executive Vice President, Business Advancement and Support Services of CONSOL and the Company, and P. Jerome Richey was appointed Executive Vice President, Corporate Affairs, Chief Legal Officer and Secretary of both CONSOL and the Company. As a result of these operational and managerial changes, all of the members of the Company’s senior management are also members of CONSOL’s senior management and all of the members of the board of directors of the Company, other than Mr. Pipski, are members of the board of directors of CONSOL.

Mr. Altmeyer resigned from the board of directors of the Company in April 2009 and the vacancy was not filled as the size of the board of directors of the Company was reduced to four. In connection with these operational and managerial changes, the board of directors of the Company dissolved its compensation, finance and nominating and corporate governance committees, electing to rely on the “controlled company” exemption under the New York Stock Exchange listing standards.

Announcement of the Dominion Transaction

On March 15, 2010, CONSOL publicly announced that it had entered into an agreement with Dominion Resources, Inc. (“Dominion”) to acquire certain oil and gas exploration and production assets of Dominion in the Appalachian basin for approximately $3.475 billion in cash (the “Dominion Transaction”). On the date of the announcement, P. Jerome Richey, Executive Vice President, Corporate Affairs, Chief Legal Officer & Secretary of CONSOL and the Company called Mr. Pipski to notify him of the Dominion Transaction. In the March 15, 2010 press release announcing the Dominion Transaction, CONSOL stated it was “evaluating a range of structural alternatives to facilitate the operation and development of the Dominion Transaction assets, including, among other things, consideration of the acquisition by CONSOL of the shares of CNX Gas common stock that it does not already own.”

On March 21, 2010, CONSOL issued a press release stating that it had entered into an agreement (the “Tender Agreement”), dated March 21, 2010, with T. Rowe Price Associates, Inc. (“T. Rowe Price”), on behalf of its investment advisory clients owning 9,474,116 shares of CNX Gas common stock, or approximately 37% of the outstanding shares that CONSOL does not currently own. Under the Tender Agreement, CONSOL agreed to commence a tender offer by May 5, 2010 to acquire all of the shares of CNX Gas common stock that it did not currently own at a price of $38.25 in cash per share, and T. Rowe Price agreed to tender all the CNX Gas common stock over which T. Rowe Price has discretionary authority into the offer. In addition to being a shareholder of the Company, according to the Schedule 13 G/A filed by T. Rowe Price with the SEC on February 12, 2010, T. Rowe Price beneficially owns approximately 6.5% of CONSOL common stock. The foregoing description of the Tender Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the complete text of the Tender Agreement, a copy of which is attached hereto as exhibit (e)(15) to this Statement.

Formation of the Special Committee

Following the public announcement of the Tender Agreement, Mr. Lyons, Chief Financial Officer of CONSOL and the Company, and Mr. Pipski discussed the terms of the Tender Agreement, including the conditions to CONSOL’s obligation to commence the offer. Mr. Lyons informed Mr. Pipski that CONSOL expected the conditions to be satisfied on or before the end of April 2010 and that CONSOL expected to launch the offer on or before May 5, 2010.

Mr. Lyons further explained that after CONSOL commenced the offer, the board of directors of the Company would need to determine how to respond to the offer, and that the Company would be required to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) announcing its position with respect to the offer within ten business days of the date that CONSOL commenced the offer. Mr. Lyons informed Mr. Pipski that while the board of directors of the Company was not required to do so, the board of directors of the Company might wish to consider forming a special committee consisting of Mr. Pipski as the sole independent director in order to make the recommendation in the Schedule 14D-9. Mr. Lyons also informed Mr. Pipski that the special committee would be free to retain its own legal counsel and financial advisor to assist it in formulating its position with respect to the offer. Mr. Lyons and Mr. Pipski also discussed the importance of forming a special committee in advance of CONSOL’s launch of the offer to increase the time available to the special committee to complete its analysis and formulate a position with respect to the offer.

On March 29, 2010, March 30, 2010, April 12, 2010 and April 13, 2010, a total of five putative class action lawsuits were filed in connection with the proposed offer by CONSOL for the shares of Company CNX Gas common stock not owned by CONSOL. Three of the suits were filed in the Delaware Court of Chancery and two were filed in the Court of Common Pleas of Washington County, Pennsylvania. Each of the five lawsuits names CONSOL as a defendant. Four of the lawsuits name additional defendants, including the Company and Mr. Pipski. For more information see Item 8 below under the section entitled “Litigation.”

On April 9, 2010, Mr. Pipski delivered a letter to the board of directors of the Company and Mr. Harvey in his capacity as chief executive officer of CONSOL asking Mr. Harvey, as chairman of the board of directors of the Company, to call a meeting of the board of directors of the Company as soon as practicable to form a special committee so that the special committee would have maximum time to evaluate and consider responses to any offer by CONSOL. In addition, Mr. Pipski requested that the nominating committee conduct a search process for additional qualified directors who are independent from CONSOL and would be considered “independent directors” under the New York Stock Exchange listing standards; that the board of directors of the Company expand the size of the board as appropriate; and that CONSOL, as the controlling shareholder of the Company, elect independent director nominees recommended by the nominating committee so that they may be considered for membership on the special committee. Prior to delivering the letter to the board of directors of the Company, Mr. Pipski spoke with Mr. Harvey regarding the contents of the letter and stated that, if a special committee was formed and he was appointed to serve on the special committee, he would seek to engage Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) to serve as its legal advisor and Lazard Freres & Co. LLC (“Lazard”) to serve as its financial advisor.

A special meeting of the board of directors of the Company was held on April 15, 2010, by teleconference, with representatives from the Company, CONSOL management and Wachtell, Lipton, Rosen & Katz, legal counsel to CONSOL (“Wachtell Lipton”), in attendance. At the meeting, Mr. Harvey updated the directors regarding his discussions with Mr. Pipski and the letter he and the board of directors of the Company had received from Mr. Pipski. Mr. Harvey discussed the possible role of a special committee of the board of directors of the Company in responding to any offer by CONSOL. The directors then discussed whether they should form a special committee to respond on their behalf to the offer, the potential composition of a special committee and its role in the process. The directors were informed that the special committee would be empowered to conduct its work without any involvement of or input from the remainder of the board of directors of the Company. Following further discussion, the board of directors of the Company unanimously approved the formation of a special committee consisting of Mr. Pipski. The Special Committee was delegated power and authority to determine the Company’s position with respect to the proposed offer and to advise the Company’s shareholders as to whether the Company recommends acceptance or rejection of such offer (or expresses no opinion, remains neutral or is unable to take a position), to engage legal and financial advisors, and to prepare and to file with the SEC the Schedule 14D-9. The board of directors of the Company approved a payment of $150,000 to Mr. Pipski for his service on the Special Committee, and noted that payment of such compensation was not contingent on the Special Committee reaching any particular conclusion with respect to its recommendation. Mr. Harvey noted that CONSOL remained unwilling to sell its shares of CNX Gas common stock and was unwilling to negotiate the proposed offer price, and that, as a result, the role of the Special Committee would be limited to the evaluation of the offer and would not include the consideration of alternative transactions. Further, the board of directors of the Company was informed that the offer would not be conditioned on the favorable recommendation of the Special Committee. Neither the board of directors of the Company nor, to the knowledge of the Special Committee, CONSOL, took any action with respect to Mr. Pipski’s request to expand the size of the board of directors of the Company or to appoint additional directors so that they may be considered for membership on the Special Committee.

Following adjournment of the meeting of the board of directors of the Company, the newly-constituted Special Committee formally retained Skadden Arps as its legal advisor and Lazard as its financial advisor.

On April 16, 2010, the Special Committee held a telephonic organizational meeting with representatives from Skadden Arps and Lazard to determine what steps would be taken to respond to CONSOL’s anticipated offer. Mr. Pipski directed Skadden Arps and Lazard to begin to prepare to assist the Special Committee in formulating a position with respect to the offer (in anticipation of it being made), including requesting information related to the anticipated offer from CONSOL and the Company and scheduling meetings with members of CONSOL management. The Special Committee noted that the scope of its authority was limited to determining the Company’s position with respect to the proposed tender offer and advising the Company’s shareholders as to whether the Company recommends acceptance or rejection of such offer (or expresses no opinion, remains neutral or is unable to take a position). After a discussion with Skadden Arps, the Special Committee decided to write a letter to the board of directors of the Company requesting that the full power and authority of the board of directors of the Company, with respect to the offer, be delegated to the Special Committee.

On April 16, 2010, Mr. Pipski delivered a letter to the board of directors of the Company requesting that the full power and authority of the board of directors of the Company, with respect to the offer, be delegated to the Special Committee.

On April 20, 2010, the Special Committee held a telephonic meeting with representatives from Skadden Arps and Lazard to discuss the anticipated offer, a process to conduct due diligence, organizational matters and a meeting scheduled by the Company’s board of directors for April 21, 2010 to discuss the Special Committee’s request on April 16, 2010 to be granted the full power and authority of the board of directors with respect to the anticipated offer.

A special meeting of the board of directors of the Company was held on April 21, 2010, by teleconference, to discuss Mr. Pipski’s request for the full power and authority of the board of directors of the Company. Representatives from the Company, CONSOL management and Wachtell Lipton were in attendance. The directors were informed that CONSOL remained unwilling to sell its shares of CNX Gas common stock and was unwilling to negotiate the proposed offer price, and that the Special Committee would therefore be unable to explore alternative strategic transactions for the Company. Mr. Pipski stated that, as a matter of good corporate governance, the full power and authority of the board of directors of the Company with respect to the offer should be delegated to the Special Committee. After further discussion in which Mr. Pipski participated, the directors (other than Mr. Pipski) concluded that the role of the Special Committee should remain limited to the evaluation of the proposed offer. In a letter from Mr. Harvey dated April 22, 2010, Mr. Pipski was further advised that the Special Committee was free, in its sole and absolute discretion, to recommend rejection of the proposed offer by the Company’s shareholders.

On April 22, 2010, CONSOL provided to the Special Committee and its advisors the CNX Gas December 2009 Profit Objective/Long Range Plan for 2010 projections (the “Projections”) that were approved by the board of directors of CONSOL and the board of directors of the Company in December 2009. CONSOL also provided a 2009 Year End reserve report for CNX Gas’ proved reserves that was run on forward strip prices as of April 23, 2009.

On April 26, 2010, representatives from Lazard and Skadden Arps met with several executives of CONSOL and Company management, including Mr. Harvey, Mr. DeIuliis, and Mr. Lyons, at CONSOL’s headquarters. Mr. Lyons provided detailed explanations regarding the Projections and answered questions from Lazard regarding the underlying assumptions. Mr. Lyons confirmed that the Projections were the most recent and only current projections of CONSOL and the Company and had been adopted and approved by the boards of directors of CONSOL and the Company in December 2009. Each of Mr. Harvey, Mr. DeIuliis and Mr. Lyons and other members of senior management provided background regarding the negotiation of the Dominion Transaction, including their individual beliefs that the Company could not have elected to exercise its right of first refusal under the master safety and cooperation agreement to purchase the Dominion Transaction assets due to the inability of the Company to finance the acquisition as a result of the Company’s capital structure and CONSOL’s approval rights under the Master Separation Agreement and related agreements. Senior management also described the negotiation of the offer price and Tender Agreement with T. Rowe Price. Lazard requested, and CONSOL later provided, an update on the reserve report already provided by CONSOL to account for natural gas prices and reserves by specific area, information on the Marcellus development and Virginia CBM programs and other information to help enable Lazard to conduct its analysis of the offer price.

On April 27, 2010, the Special Committee held a telephonic meeting with representatives from Skadden Arps and Lazard. Skadden Arps and Lazard summarized the in-person meetings with the members of CONSOL’s and the Company’s senior management. In addition, Mr. Pipski discussed with Skadden Arps and Lazard the Company’s right of first refusal under the Master Safety and Cooperation Agreement and whether the Company could have participated in the Dominion Transaction in a manner that did not involve the purchase of the Dominion Transaction assets in their entirety. Lazard and Skadden Arps informed Mr. Pipski of the additional legal and financial diligence materials that would be helpful to further evaluate the offer. In addition, Mr. Pipski directed Lazard to contact some of the Company’s largest minority shareholders, including T. Rowe Price, to seek their views on the offer.

On April 28, 2010, CONSOL commenced the offer.

On April 28, 2010, a representative of CONSOL provided to a representative of Lazard clarification on royalty interest gas sales.

On April 29, 2010, members of Lazard spoke with a representative of the Company’s third largest shareholder (according to publicly available information on such date) regarding such shareholder’s views as to the offer.

On April 29, 2010, members of Lazard spoke with a representative of T. Rowe Price who summarized the history of T. Rowe Price’s ownership of the Company, including its views of the 2008 exchange offer, and also described the negotiations between T. Rowe Price and CONSOL that resulted in a $38.25 offer price.

On April 29, 2010, the Special Committee held a meeting with representatives of Skadden Arps and Lazard to discuss the offer and Transmittal Documents included in the Schedule TO and Schedule 13E-3 filed with the SEC by CONSOL on April, 28, 2010. Mr. Pipski, Skadden Arps and Lazard discussed questions regarding certain matters disclosed in the Offer to Purchase that the Special Committee requested be discussed with Wachtell Lipton. Representatives from Lazard summarized their discussions with T. Rowe Price and another shareholder of the Company. In addition, Mr. Pipski discussed with Lazard and Skadden Arps the right of first refusal and whether the Company could have participated in a manner other than purchasing all of the Dominion Transaction assets. In particular, the Special Committee discussed the disclosure by CONSOL in the Offer to Purchase that CONSOL considered a farm-out of the Dominion Transaction assets to the Company or a contract with the Company for the operation of the Dominion Transaction assets, in addition to the offer.

On April 30, 2010, representatives from Skadden Arps requested information from Wachtell on the services agreement by and among CONSOL, the Company and each of their respective subsidiaries, dated April 1, 2010 (the “April 1, 2010 Services Agreement”), including: (i) compensation paid and payable to CNX Gas pursuant to the April 1, 2010 Services Agreement and (ii) management’s view on how long it believed such agreement would be in effect.

On May 3, 2010, representatives of Lazard and Skadden Arps held a conference call with Stifel Nicholas, financial advisor to CONSOL. Also present were representatives from Wachtell Lipton, legal advisor to CONSOL, and Akin, Gump, Strauss, Hauer & Feld LLP, legal advisor to Stifel Nicholas. Stifel Nicholas explained certain of the assumptions underlying its opinion, included in the Schedule TO and Schedule 13E-3, that the offer is fair to CONSOL and its analysis based on the Projections. When asked by Lazard, Stifel Nicholas confirmed that it did not evaluate or consider any participation rights of the Company in the Dominion Transaction in its opinion or financial analysis.

On May 3, 2010, the Special Committee held a telephonic meeting with representatives from Skadden Arps and Lazard to discuss the conference call that Skadden Arps and Lazard held with Stifel Nicholas. Representatives of Lazard summarized the discussion with Stifel Nicholas and informed the Special Committee that Stifel Nicholas confirmed that it did not evaluate or consider any participation rights of the Company in the Dominion Transaction in its opinion or financial analysis. The Special Committee, Skadden Arps and Lazard then discussed the two options other than the offer that were considered by CONSOL in connection with CONSOL’s consideration of how best to facilitate the combined operations of the Company and Dominion Transactions assets, as disclosed in the Offer to Purchase. The two options, other than the offer, that were discussed, as disclosed by CONSOL in the Offer to Purchase, were a farm-out of the Dominion Transaction assets to the Company and a contract with the Company for the operation of the Dominion Transaction assets. The Special Committee then requested that its advisors follow-up with CONSOL management and Wachtell Lipton to see what additional information could be provided on these two options.

On May 4, 2010, CONSOL provided a response to the April 30, 2010 request for information on the April 1, 2010 Services Agreement regarding (i) compensation paid and payable to CNX Gas pursuant to the April 1, 2010 Services Agreement and (ii) management’s view on how long it believed such agreement would be in effect. CONSOL responded:

CNX Gas provides services to CONSOL related to the Dominion Transaction pursuant to the April 1, 2010 Services Agreement, including due diligence assistance. The actual amount charged to CONSOL for the three months ended March 31, 2010 was $370,103. If the agreement were to remain in place for all of 2010, the estimated fees for April through December are $3,014,536.95. The total actual and estimated fees for 2010 are $3,384,639.95.

We would expect the April 1, 2010 Services Agreement to remain in place for as long as CNX Gas has public shareholders; however, if the offer for the CNX Gas shares that CONSOL does not already own is not completed in the reasonable future, then CONSOL will likely explore a longer term alternative for the management and development of the CONSOL Gas Company (the name of the company holding the business and assets acquired from Dominion) assets, such as a farm-out agreement or a detailed services contract.

On May 5, 2010, the Special Committee met in-person in Pittsburgh, Pennsylvania with representatives from Skadden Arps and Lazard to discuss and preliminarily evaluate the offer. At the meeting, representatives from Lazard presented Lazard’s preliminary financial analysis of the offer price which was subject to change and to completion and included precedent transaction analysis, comparable company analysis and discounted cash flow analysis. A representative of Lazard indicated that, while it could not say definitively without consulting its fairness opinion committee and subject to the Special Committee’s determination regarding the Projections, it was likely that, if asked on such date, it could be prepared to deliver an opinion that an offer price of $38.25 per share would be fair, from a financial point of view, to the holders of CNX Gas common stock (other than CONSOL, the Company, any direct or indirect wholly-owned subsidiary of CONSOL or the Company and the directors and officers of CONSOL and the Company). The Special Committee, Skadden Arps and Lazard then discussed the offer and the financial analysis presented by Lazard. The Special Committee discussed with its advisors certain concerns regarding the offer process. Specifically, the Special Committee discussed with its advisors the fact that CONSOL had expressed an unwillingness to negotiate and, as a result, the Special Committee did not have sufficient information to determine whether CONSOL would be willing to pay a higher price than the offer price. The Special Committee and its advisors also discussed that the Tender Agreement with T. Rowe Price increased the likelihood of the offer being successful and, as a result, reduced the likelihood of any increase in the offer price. In addition, the Special Committee considered the difficulty in evaluating whether the Projections, that served as a part of the basis of Lazard’s financial analysis, would be materially affected by the Dominion Transaction in the event the offer was not successful and if CONSOL either farmed out the Dominion Transaction assets to CNX Gas or CNX Gas was contracted to operate the Dominion Transaction assets. The Special Committee expressed its view that based on conversations with CONSOL management, it was likely that the Projections would not be materially affected by taking into account a possible farm-out of the Dominion Transaction assets to CNX Gas or a management contract to operate the Dominion Transaction asset. As a result of the concerns regarding the offer process, the Special Committee concluded that, based on the preliminary valuation, it could not recommend in favor of the offer but that an increase in the offer price in response to an offer to negotiate may overcome such concerns. After discussion with its advisors, the

Special Committee determined that it could recommend in favor of an offer price of $41.20, which was above the high end of the ranges of value indicated by Lazard’s financial analyses. The Special Committee instructed representatives of Skadden Arps to contact Wachtell Lipton and inform them that the Special Committee could not recommend the offer at an offer price of $38.25, but believed it could recommend the offer at an offer price of $41.20. In addition, the Special Committee directed representatives of Skadden Arps to request a telephonic meeting between the Special Committee and members of CONSOL management who were familiar with the deliberations regarding alternatives for the Dominion Transaction assets.

On May 5, 2010, a representative of Skadden Arps advised a representative of Wachtell Lipton that the Special Committee could not recommend in favor of the offer at a price of $38.25 but, based on its preliminary analysis to date, believed it could recommend in favor of the offer at a price of $41.20.

On May 6, 2010, representatives from Lazard and Skadden Arps held a conference call with Stephen W. Johnson, Senior Vice President and General Counsel of CONSOL and the Company, and Robert P. King, Executive Vice President—Business Advancement and Support Services of CONSOL and the Company, as well as a representative of Wachtell Lipton. Mr. Johnson and Mr. King provided additional background regarding the considerations by the board of directors of CONSOL on how to best to facilitate the combined operations of the Company and the Dominion Transaction assets. Mr. Johnson and Mr. King clarified that the alternatives to farm-out the Dominion Transaction assets to CNX Gas or to enter into a management contract to operate the Dominion Transaction assets were to be considered only in the event the offer was not successful and that no models or projections had been completed by CONSOL regarding such alternatives and CONSOL management did not have a view whether any such alternatives would affect the Projections. CONSOL also indicated it could operate the Dominion Transaction assets with the personnel it acquired in the Dominion Transaction. In addition, Mr. Johnson and Mr. King stated that CONSOL was not obligated to offer a farm-out or operating contract to the Company under the Company’s right of first refusal to participate in any “future gas rights” pursuant to the Master Safety and Cooperation Agreement and such agreement would have been negotiated at arms-length and subject to competitive bids or negotiations with third parties.

On May 6, 2010, a representative of the Company provided a representative of Lazard with information on the Marcellus and Virginia development schedules.

On May 10, 2010, at 1:10 p.m., Mr. Johnson sent, for approval, an action by written consent to the board of directors of the Company delegating to the Special Committee the authority to engage in discussions and negotiations with CONSOL management. At approximately 1:30 p.m., on May 10, 2010, a representative of Wachtell Lipton called a representative of Skadden Arps and informed him that the board of directors of the Company was authorizing the Special Committee to negotiate with CONSOL management, although CONSOL’s offer would still not be conditioned upon a favorable recommendation by the Special Committee. The representative of Wachtell Lipton informed the representative from Skadden Arps that CONSOL management believed $38.25 represented a fair price to the holders of CNX Gas common stock other than CONSOL, that CONSOL had negotiated the offer price with T. Rowe Price and CONSOL was not prepared at that time to increase the offer price. The representative of Wachtell Lipton informed the representative of Skadden Arps that if the Special Committee or its advisors had information that supported an increase in the offer price, then CONSOL would consider such information.

On May 10, 2010, at 3:30 p.m., the Special Committee met with representatives of Skadden Arps and Lazard to further evaluate the offer. At the meeting, representatives from Lazard presented Lazard’s financial analysis of the offer price as of such date, which included precedent transaction analysis, comparable company analysis and discounted cash flow analysis. When asked by the Special Committee whether Lazard, if asked, could give an opinion that the offer was fair from a financial point of view to the stockholders of the Company (other than CONSOL, the Company, any direct or indirect wholly-owned subsidiary of CONSOL or the Company and the directors and officers of CONSOL and the Company), representatives of Lazard said, subject to the Special Committee’s determination regarding the Projections, they would likely be able to based on current information. In response to the possible action by written consent of the board of directors of the

Company, the Special Committee directed representatives of Skadden Arps to contact representatives of Wachtell Lipton to determine whether CONSOL would be willing to extend the closing of its offer in order to allow meaningful negotiations to take place. A representative of Skadden Arps did so at 5:00 p.m.

At 6:20 p.m., a representative of Wachtell Lipton advised representatives of Skadden Arps that CONSOL was not willing to commit to an extension of the expiration date of the offer but that senior members of CONSOL management were willing to meet with representatives of Lazard on the afternoon of May 11, 2010, which time would be shortly before the Special Committee would be required to state its position with respect to the offer by filing the Schedule 14D-9 with the SEC.

After the call with Wachtell Lipton, the Special Committee met telephonically with representatives of Skadden Arps and Lazard to discuss the response by CONSOL through Wachtell Lipton. The Special Committee concluded that, in light of the timing of the action by written consent and CONSOL’s unwillingness to condition its offer on a favorable recommendation by the Special Committee, CONSOL did not appear to be willing to enter into meaningful negotiations and that to delay the filing of the Schedule 14D-9 in such circumstances would not be in the best interests of the minority shareholders as it would deprive such shareholders of the Special Committee’s analysis of the Offer. The Special Committee, in consultation with its advisors, agreed that a conference call between senior members of CONSOL management and representatives of Lazard should be proposed but that the Special Committee would include in its response that it intended to state its position with respect to the offer by the filing deadline on May 11, 2010. Shortly thereafter, a representative of Skadden Arps so advised a representative of Wachtell Lipton.

On May 11, 2010, at 10:30 a.m., the Special Committee met with representatives of Skadden Arps and Lazard to discuss the offer and the proposed meeting between Lazard and CONSOL.

At 1:30 p.m. on May 11, 2010, Mr. Pipski, representatives of Lazard and representatives of Skadden Arps participated in a conference call with Mr. Lyons, Mr. Johnson and Mr. King of CONSOL and representatives of Stifel Nicolas and Wachtell Lipton to discuss the offer and the Special Committee counter proposal of $41.20 delivered to CONSOL on May 5, 2010. Representatives of Lazard presented the rationale for the $41.20 counter proposal and members of CONSOL management and Stifel Nicolas asked questions and responded to the presentation of Lazard. At the conclusion of the call, the representatives from CONSOL said they would take the information presented at the meeting under advisement.

On May 11, 2010, at 2:30 p.m., the Special Committee met telephonically with representatives of Skadden Arps and Lazard to formally review the offer and to discuss the meeting held with Mr. Pipski, Lazard, Skadden Arps and CONSOL. Based on the discussion with its advisors, the Special Committee reiterated its conclusion that CONSOL did not appear willing to enter into meaningful negotiations. Lazard reiterated its financial analysis of the offer price, which included precedent transaction analysis, comparable company analysis and discounted cash flow analysis and, as discussed in further detail below, gave an oral opinion, subsequently confirmed in writing, that the offer was fair, from a financial point of view, to the shareholders of the Company (other than CONSOL, the Company, any direct or indirect wholly-owned subsidiary of CONSOL or the Company and the directors and officers of CONSOL and the Company). The Special Committee discussed with its advisors the factors described below and made its formal recommendation to express no opinion on the offer and to remain neutral.

Reasons for the Recommendation

The Special Committee Expresses No Opinion on the Offer and is Remaining Neutral

The Special Committee has determined not to express an opinion on the offer and to remain neutral with respect to the offer. The Special Committee is not recommending to shareholders that they tender, or refrain from tendering, their shares in the offer. Although the Special Committee has received the opinion of Lazard that the offer price is fair from a financial point of view, the Special Committee is remaining neutral and cannot recommend in favor of the transaction due to its concerns about the process by which CONSOL determined the offer price and the Special Committee’s view that CONSOL was unwilling to negotiate the offer price with the Special Committee, among the other potentially negative factors described below.

Accordingly, the Special Committee urges each shareholder to make its own investment decision regarding the offer based on all available information, in light of the shareholder’s own investment objectives, the shareholder’s views on the Company’s financial prospects, the factors considered by the Special Committee (described below), and any other factors the shareholder considers relevant to its investment decision.

In reaching its determination and its decision as described above, the Special Committee considered and discussed with its financial and legal advisors a number of factors.

Limitations Created by CONSOL’s Ownership, the Dominion Transaction and the Projections

The Special Committee considered the positive and negative factors described below in the context of the limitations on CNX Gas created by CONSOL’s approximately 83% ownership of CNX Gas common stock. The limitations include:

•	CONSOL has stated that it is unwilling to sell or otherwise reduce its ownership of CNX Gas below 80% or to spin-off CNX Gas to CONSOL shareholders.

•	CONSOL’s ability to prevent CNX Gas from incurring additional indebtedness as a result of

•	CONSOL’s control of CNX Gas, including the substantial overlap of directors and officers of CONSOL and CNX Gas; and

•

the provisions in the Master Separation Agreement that prohibit CNX Gas from taking any action that could reasonably result in CONSOL being in breach of, or in default under, any contract or agreement, including any action that would cause a default under CONSOL’s debt instruments limits.

•

The provision in the Master Separation Agreement that prohibits CNX Gas from buying or selling any assets, disposing of any assets, or acquiring any equity or debt securities of a third party in each case in excess of $30 million without CONSOL’s prior consent.

•	CNX Gas’s trading market is less liquid due to the relatively small size of CNX Gas’s public float.

These factors effectively limit CNX Gas’s ability to issue equity to finance the acquisition of significant assets or companies, including assets similar to the size and scope of the Dominion Transaction assets, and pursue strategic merger transactions with third-parties. In addition, these restrictions prevent CNX Gas from increasing the liquidity of CNX Gas’s relatively illiquid trading market by expanding the small size of CNX Gas’s public float.

Supportive Factors

The Special Committee viewed the following factors as being generally favorable with respect to the offer.

Financial and Business Information. The Special Committee took into account the historical and current financial condition, results of operations, business and prospects of the Company, the risks involved in achieving those prospects, and the conditions of the general economy and of the industries in which the Company operates.

The Special Committee considered the volatility in the markets and the national economic conditions and the potential adverse impact of such factors on the Company’s current financial condition and operating performance, as well as on market valuation of the Company. In its deliberations, the Special Committee was aware of the fact that the Company’s revenues are, to a large extent, driven by the price of natural gas.

Historical Stock Prices. The offer price represents a premium of approximately 24% over the closing share price of CNX Gas common stock on March 19, 2010, the last day prior to the public announcement of CONSOL’s entry into the Tender Agreement, a premium of approximately 46% over the closing price of CNX Gas common stock on March 12, 2010, the last day prior to the public announcement by CONSOL that it was considering seeking to acquire the shares of CNX Gas common stock that it did not own, and a premium of approximately 35.6% over the average closing share price of CNX Gas common stock for the 90 trading days immediately preceding that date.

Controlled Company Status and Lack of Strategic Alternatives. As discussed above, the Special Committee took into account the fact that CONSOL currently owns approximately 83% of the outstanding shares of CNX Gas common stock and that CONSOL has stated it is not interested in selling any of the CNX Gas common stock beneficially owned by it. Accordingly, the Special Committee concluded the Company’s strategic alternatives (including an acquisition by a third party) are limited and would require the approval of CONSOL.

Timing of Completion; No Financing Condition. The Special Committee considered the anticipated timing of consummation of the offer, which should allow shareholders to receive the offer price promptly, followed by the merger in which remaining shareholders would receive the same consideration as received by shareholders who tender their shares in the offer. In addition, CONSOL’s commitment to effect the merger as soon as reasonably practicable following consummation of the offer provides a measure of assurance to the shareholders who choose not to tender their shares of CNX Gas common stock in the offer that they also can receive equal value for their shares of CNX Gas common stock as soon as practicable. The Special Committee also considered the fact that the offer is not conditioned on CONSOL obtaining financing.

Appraisal Rights. The Special Committee considered the fact that if the offer is consummated and the merger occurs, stockholders who do not tender their shares of CNX Gas common stock would be entitled to demand an appraisal of their shares of CNX Gas common stock under Section 262 the Delaware General Corporation Law (“DGCL”), as described in the offer to Purchase under “The Tender Offer—Section 8. Merger and Appraisal Rights; ‘Going Private’ Rules” and elsewhere in this Statement.

Return to Historical Trading Price. If CONSOL was unsuccessful in completing the offer or any subsequent offer, the Special Committee believed that the trading price of CNX Gas common stock could return to its previous trading range prior to the announcement of the Dominion Transaction.

CONSOL Alternatives. If CONSOL was unsuccessful in completing the offer or any subsequent offer, CONSOL has stated that it would evaluate other alternatives, including commencing another tender offer for the shares of CNX Gas common stock, including with a different offer price, different consideration or different conditions, proposing a merger on terms other than those described in the Offer to Purchase, purchasing or selling CNX Gas common stock in the open market, in privately negotiated transactions, in another tender offer or exchange offer or taking no further action. In any such transactions, the consideration may be more or less than the offer price.

Financial Analysis and Opinion of Lazard. The Special Committee considered its discussions with Lazard and the opinion of Lazard delivered on May 11, 2010, to the effect that, as of such date, and based upon and subject to the assumptions made, matters considered and limitations on the review undertaken described in the opinion, the consideration to be paid in the offer was fair, from a financial point of view, to the shareholders of the Company, other than CONSOL and its affiliates. The Special Committee also considered the presentation made by Lazard on May 5, 2010, as updated on May 10, 2010 and May 11, 2010. All references in this Statement to Lazard’s presentation to the Special Committee shall be deemed to refer to the presentation made by Lazard on May 5, 2010, as updated on May 11, 2010. The full text of Lazard’s opinion is included as Annex II to this Statement. Further discussion of the opinion of and the related presentation by Lazard to the Special Committee is set forth below under “—Opinion of the Special Committee’s Investment Banker, Lazard Frères & Co. LLC.” The Special Committee was aware of the fees that Lazard is entitled to receive as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” in the Statement, which the Special Committee believed were designed to provide appropriate incentives for the financial advisor.

Potentially Negative Factors

The Special Committee considered the following factors to potentially be generally negative with respect to the offer:

A Member of Senior Management May Have Thought the CNX Gas common stock Was Worth More. As described in the Offer to Purchase, a member of the senior management of CONSOL and the Company has indicated that he thought a price of up to $40 per share might be acceptable with CONSOL common stock as the consideration and without any price protection.

Refusal to Negotiate. CONSOL’s offer is not conditioned upon a favorable recommendation by the Special Committee, and, until one day before the deadline for the Special Committee to state its position with respect to the offer, CONSOL did not indicate any willingness to negotiate with respect to the offer.

Refusal to Expand the Number of Independent Directors and Grant the Full Power of the Board of Directors. The Company’s Board of Directors (except Mr. Pipski) refused the request by Mr. Pipski to increase the number of independent directors on the board of directors of the Company and, with respect to responding to the offer and refused to delegate the full power and authority of the Board to the Special Committee.

The Tender Agreement with T. Rowe Price. The Tender Agreement with T. Rowe Price increases the certainty of the offer being successful and, as a result, reduces the likelihood of any increase in the offer price by reducing the negotiation leverage of the “majority of the minority” condition. The Special Committee considered that T. Rowe Price’s interests may not be the same as the other minority shareholders due to the fact that T. Rowe Price beneficially owned 6.51% of the outstanding common stock of CONSOL. In addition, the offer price was determined through relatively short negotiations with T. Rowe Price without the input from any other minority shareholders or the Special Committee.

CONSOL’s Financial Interest. With respect to the offer price, CONSOL’s financial interest in acquiring the shares for a low price is adverse to the financial interest of CNX Gas’s other shareholders in selling their shares for a high price.

No Further Participation. Any CNX Gas shareholder who tenders all its shares of CNX Gas common stock in the offer or has its shares of CNX Gas common stock converted into cash in the merger will cease to participate in the future earnings and growth, if any, of CNX Gas and will not benefit from increases, if any, in CNX Gas’s value, including any increases due to general economic improvement.

Form of Consideration. The cash consideration of the offer may not be tax efficient for some holders of CNX Gas common stock.

Timing of Offer. CONSOL commenced its offer during a period of relatively lower natural gas prices, which are a significant factor in the implied valuation of CNX Gas.

CNX Gas Common Stock Has Traded Higher. CNX Gas common stock has in the past traded at higher levels than the offer price. CNX Gas common stock reached an all time high trading price of $45.51 per share in May 2008 and an all time low trading price of $14.08 per share in October 2008. This trading history suggests that certain CNX Gas shareholders may have acquired their shares of CNX Gas common stock at prices higher than the offer price.

As a result of the above factors, including the fact that CONSOL did not negotiate with the Special Committee, the Special Committee could not determine whether CONSOL would pay a higher offer price. The Special Committee believes that several factors suggest that if the conditions of the offer are not satisfied and the offer is not abandoned, CONSOL may pay a higher offer price. These factors include the following:

•

The Special Committee believes the Dominion Transaction has increased the strategic importance of the E&P Business to CONSOL and the purchase of all of the outstanding shares of CNX Gas common stock may create significant benefits to CONSOL. In addition, the Special Committee believes that integrating the Company as a wholly-owned subsidiary of CONSOL would facilitate the successful integration of the Dominion Transaction assets and could result in strategic and operational synergies to CONSOL and that holding CNX Gas and the Dominion Transaction assets separately may prevent CONSOL from realizing the full benefits of the Dominion Transaction.

•

As stated by CONSOL in the Offer to Purchase, the CONSOL Board’s belief, informed in part by presentations from their management and financial advisor, that economic, regulatory and environmental factors provide a rationale for re-acquiring the outstanding shares of CNX Gas common stock not owned by CONSOL as part of CONSOL’s strategy of energy asset diversification, lowering CONSOL’s risk profile in the face of expected greenhouse gas and other coal-related legislation and carbon controls, providing a natural strategic hedge with respect to such developments and greater flexibility in the access, allocation and utilization of capital in growing CONSOL’s diversified energy portfolio. (See the section entitled “Purpose of and Reasons for the offer; Plans for CNX Gas After the offer and the Merger; Consideration of Alternatives”).

Other Factors

The Special Committee also considered the uniqueness of each shareholder’s circumstances. The Special Committee believes that each shareholder should make an independent judgment whether to tender in the offer, including the following

•

the shareholder’s determination of the adequacy of the offer price in light of the shareholder’s own investment objectives including, but not limited, to such shareholder’s risk profile and investment time horizon;

•	the shareholder’s views as to CNX Gas’s prospects and the likelihood that CNX Gas will meet the financial projections for future growth prepared by the management of CONSOL;

•	the shareholder’s views as to future gas prices;

•	the shareholder’s need for liquidity or diversification of its investment portfolio; and

•	the factors considered by the Special Committee as described in this Statement and any other factors that the shareholder deems relevant to its investment decision.

Matters Considered but Not Affecting the Special Committee’s Determination

With respect to the Company’s right of first refusal to participate in “future gas rights” under the Master Safety and Cooperation Agreement with CONSOL, the Special Committee does not believe the Company could have acquired the Dominion Transaction assets because of the financing limitations and the required consent of CONSOL. As a result, the Special Committee gave no further consideration to the matter.

The Special Committee also considered how the Projections may have been affected by the Dominion Transaction in the event the offer was not successful and, as a result, subsequently abandoned by CONSOL. As illustrated above, the Special Committee and its advisors considered whether the Projections would have been materially affected if (1) CONSOL had farmed out the Dominion assets to the Company or (2) the Company was contracted to operate the Dominion Transaction assets. For the following reasons, the Special Committee concluded that the Projections would not have been materially affected.

•

CONSOL may not be obligated to offer a farm-out or an operating contract to the Company under the Company’s right of first refusal to participate in any “future gas rights” pursuant to the Master Safety and Cooperation Agreement.

•	Any farm-out agreement or operating agreement would have been negotiated at arms-length and could be subject to competitive bids or negotiations with third parties.

•

The Special Committee believes that CONSOL could, and, as described in the “—Background to the Offer” CONSOL indicated it would, operate the Dominion Transaction assets with the personnel it acquired in the Dominion Transaction and, as result, the Company would have reduced leverage in its arms-length negotiations of any arrangement.

•

The amount charged CONSOL by the Company under the April 1, 2010 Services Agreement, between CONSOL and CNX Gas, entered into in connection with the provision of transitional services for Dominion Transaction, suggests that the amount of revenue the Company could have earned in connection with any operating agreement would not be material to the Company.

CONSOL management confirmed that it did not prepare any projections or models created with respect to any potential farm-out or operating contract and, as a result, other than as discussed above, there was no view of CONSOL management that would contradict any of the above.

The Special Committee did not consider liquidation value because it believes that the Company is a viable going concern and CONSOL has stated that it wishes to continue to conduct the Company’s business as a subsidiary of CONSOL. The Special Committee did not consider net book value, which is an accounting concept, because it believes that net book value does not present a meaningful valuation for the Company and its business as the Company’s value is derived from cash flows generated from its continuing operations.

The foregoing discussion of the information, reasons, and factors considered by the Special Committee includes the material reasons and factors considered by the Special Committee. In view of the variety of reasons and factors considered in connection with its evaluation of the offer the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance. Rather, the Special Committee made its determinations based upon the totality of the information presented to and considered by it.

Projections Prepared by CONSOL and CNX Gas Management

CNX Gas does not as a matter of course make public any financial projections as to future performance, earnings or other results, and is especially wary of making projections for earnings periods due to the unpredictability of the underlying assumptions and estimates. However, CONSOL’s board of directors was aware of certain non-public financial projections at the time they evaluated the offer, and CONSOL provided certain non-public financial projections to Stifel Nicolaus, CONSOL’s financial advisor. These CNX Gas financial projections, which we refer to in this Statement as “The Projections” were also provided to the Special Committee and its financial advisor, Lazard. The Special Committee was advised by CONSOL that there were no other recent projections prepared by CNX Gas management independent of CONSOL.

CONSOL has stated that these Projections, which were prepared by and are the responsibility of CONSOL’s management, were prepared solely for internal use in connection with CONSOL’s regular annual planning process. They were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Projections, which do not reflect either the proposed transaction (including the acquisition of the remaining 16.7% of CNX Gas and the impact of purchasing accounting adjustments) or

CONSOL’s acquisition of assets from Dominion, were substantially completed during the last quarter of 2009 and have not been updated. The Projections do not purport to present operations or financial condition in accordance with accounting principles generally accepted in the U.S., and Ernst & Young LLP, CNX Gas’ independent auditors have not examined, compiled nor performed any procedures with respect to the Projections and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto nor assume any responsibility for them.

CONSOL has stated that CONSOL’s internal financial forecasts (which include CNX Gas’s financial forecasts, from which these Projections were extracted) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The Projections reflect numerous assumptions made by CONSOL’s management with respect to industry performance, general business, economic, market and financial conditions and other matters, including prices of oil and gas and success of exploration and production activities, all of which are difficult to predict, and many of which are beyond CONSOL’s and CNX Gas’s control. Accordingly, there can be no assurance that the assumptions made at the time the Projections were prepared will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the Projections. For example, since CONSOL’s long range plan was prepared, material events have occurred which were not taken into account in the preparation of these forecasts. In particular, CONSOL’s acquisition of assets from Dominion is not reflected in CONSOL’s financial forecasts, and would not have been reflected in CNX Gas’s results because, unless the merger is consummated, CONSOL does not expect to contribute the business acquired from Dominion to CNX Gas. The inclusion of these Projections herein should not be regarded as an indication that any of CONSOL or CNX Gas or their respective affiliates or representatives considered or consider the Projections to be a reliable prediction of future events, and we caution you that the Projections should not be relied upon as such or to make a decision regarding the offer.

CONSOL has stated that neither CONSOL nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of CNX Gas or CONSOL compared to the information contained in the Projections, and to CONSOL’s knowledge, none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

CONSOL Management Projections

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
	(in thousands except per share data)
Total Revenues & Other Income	$782,045	$921,892	$1,318,669	$1,797,041	$2,210,497	$2,603,243	$2,970,778	$3,249,833	$3,436,664	$3,606,122
Net Income Attributable to CNX Gas	165,801	199,217	334,745	509,414	667,414	817,978	964,157	1,080,695	1,157,534	1,236,973
EBITDA	420,050	494,178	778,460	1,131,565	1,451,139	1,750,812	2,036,084	2,251,801	2,393,412	2,522,698
EPS—Basic	1.10	1.32	2.22	3.37	4.42	5.42	6.39	7.16	7.67	8.19
EPS—Dilutive	1.10	1.32	2.21	3.37	4.41	5.41	6.38	7.15	7.65	8.18

Reserve Strip Prices

CONSOL also provided strip price data as of April 23, 2009. According to such data, CNX Gas had proved reserves of 1,962 Tcfe with a pre-tax present value at a 10% discount of $3.72 billion.

Opinion of the Special Committee’s Investment Banker, Lazard Frères & Co. LLC

The Special Committee retained Lazard to act as its investment banker and to render an opinion to the Special Committee as to the fairness, from a financial point of view, to the holders of shares of CNX Gas common stock (other than CONSOL, the Company, any direct or indirect wholly-owned subsidiary of CONSOL or the Company and the directors and officers of CONSOL and the Company, which holders we collectively refer to in this section as “Excluded Holders”) of the consideration to be paid to such holders in the offer. On May 11, 2010, Lazard rendered its oral opinion to the Special Committee, subsequently confirmed in writing, that as of such date, and based upon the assumptions, procedures, factors, qualifications and limitations set forth therein, the offer price to be paid to the holders of CNX Gas common stock (other than the Excluded Holders) in the offer was fair, from a financial point of view, to such holders.

The full text of Lazard’s opinion, dated May 11, 2010, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached hereto as Annex II and filed herewith as exhibit (a)(13) and is incorporated into this Schedule 14D-9 by reference. The description of Lazard’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Lazard’s written opinion attached hereto as Annex II and filed herewith as exhibit (a)(13). We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the Special Committee for the information and assistance of the Special Committee in connection with its evaluation of the offer and only addressed the fairness, from a financial point of view, to the holders of shares of CNX Gas common stock (other than the Excluded Holders) of the offer price to be paid to such holders in the offer as of the date of Lazard’s opinion. Lazard was not authorized to, and Lazard did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor was Lazard requested to consider, and Lazard’s opinion did not address, the relative merits of the offer as compared to any other transaction or business strategy in which the Company may engage, the merits of the process relating to the offer or whether a different process may have resulted in different or greater consideration or a different or greater price than the offer price to be paid to holders of shares of CNX Gas common stock. Lazard’s opinion was not intended to and does not constitute a recommendation to any holder of shares of CNX Gas common stock as to whether such holder should tender its shares or how such holder should act with respect to the offer, the merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Lazard did not express any opinion as to the price at which shares of CNX Gas common stock may trade at any time in the future.

The following is a summary of Lazard’s opinion. We encourage you to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the Offer to Purchase;

•	Analyzed certain publicly available historical business and financial information relating to the Company;

•	Reviewed various financial forecasts and other data provided to Lazard by the Company and CONSOL relating to the Company’s business;

•	Held discussions with the Special Committee and members of the senior management of the Company and CONSOL with respect to the business and prospects of the Company;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	Reviewed historical stock prices and trading volumes of the shares of CNX Gas common stock; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with such valuation or appraisal. With respect to financial forecasts or any other information and data relating to the Company provided to Lazard or otherwise reviewed or discussed with Lazard, Lazard assumed, with the consent of the Special Committee, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance. Lazard assumed no responsibility for and expressed no view as to such financial forecasts and estimates or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of the Special Committee, that following the consummation of the offer, the merger would be consummated such that any remaining issued and outstanding shares of CNX Gas common stock (other than shares of CNX Gas common stock owned by CONSOL, the Company, any direct or indirect wholly-owned subsidiary of CONSOL or the Company, and those holders who are entitled to and properly demand an appraisal of their shares of CNX Gas common stock) will be canceled and converted into the right to receive the offer price. Lazard also assumed, with the consent of the Special Committee, that the offer and the merger would be consummated on the terms described in the Offer to Purchase, without any waiver or modification of any material terms or conditions of the Offer to Purchase. Lazard further assumed, with the consent of the Special Committee, that obtaining the necessary regulatory or third party approvals and consents for the offer and the merger would not have an adverse effect on the Company. In addition, Lazard assumed, with the consent of the Special Committee, that there would be no material effect upon the Company or its financial performance or prospects as a result of the Dominion Transaction and that the financial forecasts relating to the Company provided to Lazard would not be materially affected by the transaction between CONSOL and Dominion. Lazard further assumed, with the consent of the Special Committee, that all commercial and service arrangements and transactions between CONSOL and the Company were and would be the product of valid and binding contracts entered into by CONSOL and the Company when the Company was a wholly-owned subsidiary of CONSOL, the product of bona fide arm’s-length negotiations or on fair market terms. Lazard did not express any opinion as to any tax or other consequences that might result from the offer or the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Special Committee and the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion (other than with respect to the offer price to the extent expressly specified in Lazard’s opinion) as to any terms or other aspects of the offer or the merger, including the prior occurrence, current existence or absence of any discussions, negotiations or agreements relating to the offer between or among the Company, CONSOL, any of their respective directors, officers, affiliates or stockholders or any other person, and Lazard, with the consent of the Special Committee, did not evaluate such matters in connection with Lazard’s opinion. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of the Company, CONSOL, or any of their affiliates, or class of such persons, relative to the offer price or otherwise.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to the Company or the offer, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 11, 2010 and is not necessarily indicative of current market conditions.

Financial Analyses

1. Precedent Transactions Analysis

Lazard evaluated certain precedent transactions using two methodologies. First, Lazard evaluated precedent acquisitions of proved reserves and undeveloped Marcellus Shale acreage. This evaluation was based on a combination of proved reserves acquired in certain precedent transactions as well as undeveloped Marcellus Shale acreage acquired in certain other precedent transactions. Second, Lazard evaluated precedent acquisitions involving both proved reserves and undeveloped acreage. In performing these analyses, Lazard analyzed certain financial information and transaction multiples and compared such information to the corresponding information for the Company.

(a) Acquisitions of Proved Reserves and Acquisitions of Undeveloped Marcellus Shale Acreage

Lazard reviewed the following five transactions involving acquisitions of long-life, proved reserves in the United States:

Announcement Date	Buyer	Seller
3/22/10	Linn Energy, LLC	HighMount Exploration & Production LLC
2/8/10	EnerVest Ltd., EV Energy Partners, L.P.	Range Resources Corp.
9/30/09	Sheridan Holding Company I, LLC	EXCO Resources, Inc.
9/29/09	EnerVest Ltd., EV Energy Partners, L.P.	EXCO Resources, Inc.
6/19/09	Abraxas Petroleum Corp.	Abraxas Energy Partners, L.P.

The historical information used by Lazard in its analysis was based on publicly available historical information. To the extent publicly available, with respect to each precedent transaction, Lazard reviewed the transaction value as a multiple of the volume of proved reserves and the daily volume of gas production. Lazard also assessed the similarity of the subject assets of these precedent transactions to those of the Company to identify a subset of the most relevant precedent transactions (the acquisitions by Linn Energy, LLC and EnerVest Ltd.).

Next, Lazard reviewed the following eighteen transactions involving acquisitions of acreage positions in the Marcellus Shale:

Announcement Date	Buyer	Seller
4/21/10	Atlas Energy, Inc., Reliance Industries Ltd.	Undisclosed
4/9/10	Reliance Industries Ltd.	Atlas Energy, Inc.
3/26/10	Statoil ASA	Chesapeake Energy Corp.
3/2/10	EQT Corp.	Undisclosed
2/16/10	Mitsui & Company Ltd	Anadarko Petroleum Corp.
1/12/10	Seneca Resources Corp.	State of Pennsylvania
1/12/10	Seneca Resources Corp.	State of Pennsylvania
1/12/10	EXCO Resources Inc.	State of Pennsylvania
1/12/10	Penn Virginia Oil & Gas Corp.	State of Pennsylvania
1/12/10	Chesapeake Energy Corp.	State of Pennsylvania
1/12/10	Anadarko Petroleum Corp.	State of Pennsylvania
12/21/09	Ultra Petroleum Corp.	NCL Natural Resources, LLC
9/14/09	Talisman Energy Inc.	Local Partners
8/19/09	Enerplus Resources Fund	Tug Hill; Chief Oil & Gas LLC
11/11/08	Statoil ASA	Chesapeake Energy Corp.
11/4/08	Avista Capital Partners	Carrizo Oil & Gas, Inc.
9/3/08	Exxon Mobil Corp.	State of Pennsylvania
6/30/08	Antero Resources Corp.	Dominion Resources Inc.

The historical information used by Lazard in its analysis was based on publicly available historical information. To the extent publicly available, with respect to each precedent transaction, Lazard reviewed the transaction value on a dollar per net Marcellus acre basis. To the extent the consideration paid for the acreage included a commitment to fund all or a portion of the seller’s future drilling costs (“carry”) over a period of time, Lazard adjusted the transaction value to include the present value of the carry discounted at a 10% discount rate. Lazard then assessed the similarity of the subject Marcellus Shale acreage of these transactions to those of the Company to identify a subset of the most relevant precedent transactions (the acquisitions by Atlas Energy, Inc., Reliance Industries Ltd. and Mitsui & Company, Ltd.).

Based on the foregoing analysis of acquisitions of long-life, proved reserves in the United States and acquisitions of undeveloped Marcellus Shale acreage, and using the precedent transactions Lazard identified as the most relevant, Lazard calculated an implied enterprise value reference range for the Company, resulting in a range of implied share prices for CNX Gas common stock of $21.10 to $35.96.

(b) Acquisitions of Proved Reserves and Undeveloped Acreage

Lazard reviewed the following three transactions involving the acquisition of both long-life, proved reserves and large undeveloped acreage positions:

Announcement Date	Buyer	Seller
03/15/10	Undisclosed	Petrohawk Energy Corp.
03/15/10	CONSOL Energy Inc.	Dominion Resources Inc.
12/14/09	Exxon Mobil Corp.	XTO Energy Inc.

The historical information used by Lazard in its analysis was based on publicly available historical information. To the extent publicly available, with respect to each precedent transaction, Lazard reviewed the transaction value as a multiple of the volume of proved reserves.

Based on the foregoing analysis, Lazard calculated an implied enterprise value reference range for the Company, resulting in a range of implied share prices for CNX Gas common stock of $35.56 to $41.19.

2. Selected Comparable Companies Analysis

Lazard reviewed and analyzed the trading multiples and market statistics of the Company and the following selected public companies having businesses that Lazard deemed to be reasonably comparable to that of the Company: Range Resources Corp., Ultra Petroleum Corp., Petrohawk Energy Corp., EQT Corp., EXCO Resources Inc., Quicksilver Resources Inc., Cabot Oil & Gas Corp. and Atlas Energy, Inc. Estimated financial data for the Company and the selected companies was based on publicly available research analyst estimates and other publicly available data.

Lazard reviewed the multiple of the enterprise value of each of the selected companies to the following statistics of such company, in each case to the extent publicly available: research analyst estimates of 2010 EBITDA, volume of proved reserves, daily volume of gas production and SEC PV-10 (which is a standardized measure of discounted after-tax future net cash flows attributable to proved reserves). Lazard then assessed the range of multiples of this selected reserve and financial valuation data and reviewed the multiples as an average to calculate an implied enterprise value reference range for the Company, resulting in a range of implied share prices for CNX Gas common stock of $22.89 to $31.97 per share.

3. Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis for both the Company and the Company’s proved reserves and future reserve development, as described in further detail below.

(a) Company Model

Lazard performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows for the fiscal years ending December 31, 2010 through 2019 based on projections provided to Lazard by CONSOL and the Company’s management, using an after-tax discount rate range of 10.0% to 11.0% and reflecting the estimated weighted average cost of capital of selected peer companies that Lazard viewed as reasonably comparable. Based upon the management estimates and assumptions set forth above, Lazard calculated an implied enterprise value reference range for the Company, resulting in a range of implied share prices for CNX Gas common stock of $28.06 to $37.34.

(b) Reserves-Based Asset Value Analysis

Lazard performed a discounted cash flow analysis of the Company’s proved reserves and the future reserve development of the Company’s Marcellus and coalbed methane acreage to calculate the estimated present value of forecasted future cash flows that the production of proved reserves and undeveloped reserves could generate based on reserve reports, production models, cost estimates and other data provided to Lazard by the Company’s management, using after-tax discount rates of 10.0% and 12.0%. The future oil and gas price assumptions used when performing this analysis was based on NYMEX forward prices as of May 7, 2010. Based upon the management estimates and assumptions set forth above, Lazard calculated an implied enterprise value reference range for the Company, resulting in a range of implied share prices for CNX Gas common stock of $27.38 to $33.57.

Other Analyses and Reviews

1. Historical Trading

Lazard compared the offer price of $38.25 to the closing trading prices of CNX Gas common stock as of (i) March 19, 2010, the last trading day preceding the date of CONSOL’s announcement of its entry into the tender agreement with T. Rowe Price and (ii) the last trading day, one week, one month, two months, three months, six months and one year preceding March 15, 2010, the date of CONSOL’s announcement of the Dominion Transaction (in which CONSOL also announced that it was considering the acquisition of CNX Gas common stock that it did not already own). The results of these comparisons are as follows:

Date	Premium to Offer Price (%)
March 19, 2010	24.2%
March 15, 2010
1 trading day prior	45.8%
1-week prior	47.2%
1-month prior	38.2%
2-month prior	29.9%
3-month prior	34.6%
6-month prior	26.1%
1-year prior	76.0%

2. Selected Precedent Transactions Premia Paid

Using publicly available information, Lazard reviewed the following acquisitions in the exploration and production industry:

Announcement Date	Acquiror	Target
4/15/10	Apache Corp.	Mariner Energy Inc.
4/4/10	SandRidge Energy Inc.	Arena Resources Inc.
12/14/09	Exxon Mobil Corp.	XTO Energy Inc.
11/1/09	Denbury Resources Inc.	Encore Acquisition Co.
4/27/09	Atlas America Inc.	Atlas Energy Resources LLC
3/23/09	Suncor Energy Inc.	Petro-Canada
4/30/08	Stone Energy Inc.	Bois d’Arc Energy Inc.
7/17/07	Plains Exploration & Production Co.	Pogo Producing Co.
1/7/07	Forest Oil Corp.	Houston Exploration Co.

For each acquired entity, Lazard reviewed the premium paid to the target’s common stock closing price as of one trading day, one-week and one-month prior to the announcement of the applicable transaction and compared these to the premia of the offer price of $38.25 to the closing trading prices of CNX Gas common stock as of the last trading day preceding the date of CONSOL’s announcement of the Dominion Transaction (in which CONSOL also announced that it was considering the acquisition of CNX Gas common stock that it did not already own), as well as the date one week and one month prior to such announcement. The following table sets forth the results of this review:

	Premium
	1-day	1-week	1-month
Offer Price of $38.25	45.8%	47.2%	27.68%
Selected Transactions:
Mean	19.6%	19.9%	25.3%
Median	18.5%	18.0%	24.4%

3. Selected Minority Buy-In Premia Paid

Using publicly available information, Lazard reviewed the following minority buy-in transactions:

Announcement Date	Acquiror	Target
3/9/10	Shiseido Co.	Bare Escentuals Inc.
7/29/09	Koninklijke KPN N.V.	iBasis, Inc.
7/13/09	Overseas Shipholding Group, Inc.	OSG America L.P.
3/23/09	Cox Enterprises Inc.	Cox Radio, Inc.
8/12/08	Roche Holding Ltd.	Genentech Inc.
7/24/08	Nationwide Mutual Insurance Co.	Nationwide Financial Services Inc.
7/21/08	Bank of Tokyo-Mitsubishi UFJ	UnionBancal Corporation
2/21/08	Investor Group	Waste Industries USA Inc.
2/11/08	Alfa Mutual	Alfa Corporation
10/7/07	SAP AG	Business Objects SA
7/17/07	Sam Zell	Tribune Co.
7/12/07	Oplink Communications Inc.	OCPI
6/6/07	American Financial Group Inc.	Great American Financial Resources, Inc.
4/2/07	AIG	21st Century Insurance and Financial Services, Inc.
11/20/06	VNU	NetRatings, Inc.
10/9/06	Toronto-Dominion Bank	TD Banknorth Inc.
3/21/06	Erie Indemnity	Erie Family Life Insurance
2/6/06	Lafarge SA	Lafarge North America Inc.
10/20/05	Absolut Spirits Co.	Cruzan International, Inc.
8/3/05	IYG Holding Co.	7-Eleven Inc.
7/8/05	Santos Ltd.	Tipperary Corp.
2/21/05	Novartis AG	Eon Labs, Inc.
1/27/05	Danisco A/S	Genencor International, Inc.

For each acquired entity, Lazard reviewed the premium paid to the target’s common stock closing price as of one trading day, one-week and one-month prior to the announcement of the applicable transaction and compared these to the premia of the offer price of $38.25 to the closing trading prices of CNX Gas common stock as of the last trading day preceding the date of CONSOL’s announcement of the Dominion Transaction (in which CONSOL also announced that it was considering the acquisition of CNX Gas common stock that it did not already own), as well as the date one week and one month prior to such announcement. The following table sets forth the results of this review:

	Premium
	1-day	1-week	1-month
Offer Price of $38.25	45.8%	47.2%	27.68%
Selected Transactions:
Mean	30%	32%	32%
Median	26%	29%	28%

Other Matters

In connection with Lazard’s services as investment banker to the Special Committee, the Company agreed to pay Lazard an aggregate fee of $2,500,000, $500,000 of which was payable upon Lazard’s engagement and $2,000,000 of which was payable upon the earliest of (i) the date on which Lazard rendered an opinion in written form, (ii) the date on which the Special Committee or the Company filed a Schedule 14D-9 in response to the offer that contained a recommendation by the Special Committee that holders of CNX Gas common stock accept or reject the offer or stated that the Special Committee remains neutral to the offer or is unable to take a position with respect to the offer; provided, that in the case of clause (ii), Lazard had substantially completed the work required, in its good faith determination, to render its opinion, and (iii) the date of consummation of the offer. The Company also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard may provide investment banking services to the Company or CONSOL in the future, for which Lazard may receive compensation. In addition, in the ordinary course of their respective businesses, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of the Company or CONSOL for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of investment banking and other services. Lazard was selected to act as investment banker to the Special Committee because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of the Company.

The offer price to be paid to the holders of shares of CNX Gas common stock in the offer was not determined through any negotiations or as a result of any process conducted by the Company and the Special Committee has determined not to express an opinion on the offer and remain neutral with respect to the offer. Lazard conducted the analyses and reviews summarized above for the sole purpose of providing an opinion to the Special Committee as to the fairness, from a financial point of view, of the offer price to the holders of shares of CNX Gas common stock (other than the Excluded Holders) in the offer. Lazard did not recommend any specific consideration to the Special Committee or any other person or indicate that any given consideration constituted the only appropriate consideration for the offer.

Lazard’s opinion was one of many factors considered by the Special Committee. Consequently, the summary of the analyses and reviews provided above should not be viewed as indicative of the opinion of the Special Committee with respect to the offer price or of whether the Special Committee would be willing to recommend a different transaction or determine that a different offer price is fair. Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon any employee or creditor of the Company.

For a description of the terms of Lazard’s engagement as the Special Committee’s financial advisor see the discussion below in “Item 5. Persons/Assets Retained, Employed, Compensated, or Used.”

Intent to Tender

To the knowledge of the Company, after reasonable inquiry, the Company and each executive officer, director, affiliate, and subsidiary of the Company, including Mr. Pipski, currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, to tender all shares of CNX Gas common stock held of record or beneficially owned by such person or entity in the offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The Special Committee retained Lazard to provide it with financial advisory services in connection with the offer. Under the terms of the letter agreement between Lazard and the Company, dated as of April 29, 2010 (the “Engagement Letter”) Lazard agreed to provide the Special Committee with (i) financial and market-related advice and assistance, (ii) analysis of the business and financial condition of the Company and (iii) a financial opinion (“Opinion”) if reasonably requested by the Special Committee. Under the terms of the Engagement Letter, the Company agreed to pay Lazard (a) a fee of $500,000, payable upon execution of the Engagement Letter between Lazard and the Special Committee; (b) an additional fee of $2,000,000 payable upon the earliest of (i) the date on which Lazard renders an Opinion, (ii) the date on which the Special Committee or the Company files a Schedule 14D-9 in response to the Transaction that contains a recommendation by the Special Committee that shareholders accept or reject the Transaction or states that the Special Committee remains neutral to the Transaction or is unable to take a position with respect to the Transaction; provided, that in the case of this clause (ii), Lazard shall have substantially completed the work required, in its good faith determination, to render the Opinion, and (iii) the date of consummation of a Transaction; and (c) in the event that the Company requests additional investment banking services relating to a Transaction that are not covered by the Engagement Letter, and Lazard agrees to provide such services, then such services shall be deemed to be part of Lazard’s engagement under the Engagement Letter and the Company and Lazard shall mutually agree in good faith upon additional fees payable to Lazard in respect thereof, which fees shall appropriately compensate Lazard in light of the magnitude and complexity of the Transaction and the fees customarily paid to investment banker financial advisors of similar standing acting in similar situations. None of the fees described above is contingent upon the outcome of Lazard’s Opinion.

The Company has also agreed to reimburse Lazard for reasonable out-of-pocket expenses, including attorneys’ fees, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Lazard against liabilities reasonably relating to or arising out of the matters contemplated by the Engagement Letter, including, without limitation, services and activities prior to the date of the parties’ indemnity letter agreement, dated April 9, 2010.

Except as set forth herein, neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to holders of CNX Gas common stock on its behalf concerning the offer or the merger. The Company has not authorized anyone to give information or make any representation about the offer that is different from, or in addition to, that contained in this Statement or in any of the materials that are incorporated by reference to this Statement. Therefore, the Company’s shareholders should not rely on any other information.

Item 6.	Interest in Securities of the Subject Company

Except in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to CNX Gas common stock have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates, or subsidiaries except:

Under CONSOL Energy Inc. Investment Plan for Salaried Employees, the following automatic ordinary course contributions were made on behalf of Mr. Lyons:

Transaction Date	$ Amount	Shares	Reinvestment Price
3/12/2010	$3,946.15	150.5884	$26.20
3/26/2010	$3,946.15	103.9283	$37.97
4/9/2010	$3,946.15	103.5169	$38.12
4/23/2010	$3,946.15	103.1161	$38.27
5/7/2010	$3,946.15	103.1899	$38.24

In addition, on May 4, 2010, the board of directors of the Company awarded Mr. Pipski 3,139 restricted stock units of the Company which will be converted into CONSOL restricted stock units in the merger. These restricted stock units vest one year from the date of issuance.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

Except as set forth in this Statement or in the annexes and exhibits to this Statement or the Offer to Purchase, to the knowledge of the Special Committee and the Company, there are no transactions, resolutions of the Company’s board, agreements in principle, or signed contracts in response to the offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Short Form Merger

CONSOL has stated that if the offer is consummated, subject to applicable law, CONSOL will consummate the merger between the Company and a subsidiary of CONSOL in which the remaining holders of CNX Gas common stock will receive the same cash price per share as paid in the offer. Under Section 253 of the DGCL, if CONSOL acquires, pursuant to the offer or otherwise, at least 90% of the outstanding shares of CNX Gas common stock, CONSOL has stated it will contribute the shares of CNX Gas common stock which it owns to a newly formed wholly owned subsidiary of CONSOL and then effect the merger between the Company and such subsidiary pursuant to the “short form” merger provisions of Section 253 of DGCL. As permitted under the DGCL, the merger will be effected without prior notice to, or any action by, the board of directors or any other shareholder of the Company. According to CONSOL, the merger will result in each outstanding share of CNX Gas common stock (other than shares owned by CONSOL or its subsidiaries, or shares, if any, held by shareholders who are entitled to and who properly exercise appraisal rights under Delaware law) being converted into the right to receive the $38.25 per share. See “The Tender Offer—Merger and Appraisal Rights; ‘Going-Private’ Rules.” in CONSOL’s Offer to Purchase.

Appraisal Rights

No appraisal rights are available to holders of shares in connection with the offer. According to the Offer to Purchase, however, if the offer is successfully completed, holders of CNX Gas common stock who (a) do not tender their shares into the offer and hold CNX Gas common stock at the effective time of the subsequent merger, (b) who do not wish to accept the consideration provided for in merger and (c) comply with the procedures provided for in Section 262 of the DGCL, will be entitled to have their shares of CNX Gas common stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those shares as determined by the court, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid from the date of the merger, as determined in accordance with the DGCL. The value so determined could be more than, less than or the same as the value paid in the merger. Appraisal rights are described in the Offer to Purchase under the section entitled “The Tender Offer—Merger and Appraisal Rights; ‘Going-Private’ Rules.”

The foregoing discussion of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is attached to the Offer to Purchase as Schedule C. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or losses his or her right to appraisal, such stockholder will only be entitled to receive the price per share to be paid in the merger, without interest.

Regulatory Approvals

Except as set forth in this Statement and the annexes and exhibits to this Statement, the Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for CONSOL to acquire or own shares of CNX Gas common stock pursuant to the offer. CONSOL has indicated that, should any such approval or other action be required, it contemplates (as of the date of the Offer to Purchase) that such approval or actions would be sought to be taken.

State Takeover Laws

A number of states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive officers or principal places of businesses in such states. According to the Offer to Purchase, CONSOL does not believe that any state takeover laws purport to apply to the offer or the merger, and CONSOL has not, as of the date of the Offer to Purchase, attempted to comply with state takeover statutes in connection with the offer. According to the Offer to Purchase, CONSOL is reserving the right to challenge the validity or applicability of any state law purportedly applicable to the offer or the merger, and nothing in the Offer to Purchase nor any action taken in connection with the offer is intended as a waiver of that right. In the event that it is asserted that any takeover statute applies to the offer or the merger, and if an appropriate court does not determine that such statute is inapplicable or invalid as applied to the offer or the merger, CONSOL might be required to file certain information with, or receive approvals from, the relevant state authorities, and, according to the Offer to Purchase, CONSOL might be unable to accept for payment, or pay for, shares of CNX Gas common stock tendered pursuant to the offer, or be delayed in consummating the offer or the merger. In such case, according to the Offer to Purchase, CONSOL may not be obligated to accept for payment or pay for any shares of CNX Gas common stock tendered pursuant to the offer.

The Company is incorporated under the laws of the State of Delaware. Generally, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other exceptions, the board of directors of the target approves the business combination prior to the time the person becomes an interested stockholder. However, CNX Gas’s certificate of incorporation contains a provision authorized by Subsection (b)(1) of Section 203 electing not to be governed by Section 203 for so long as CONSOL owns a majority of the outstanding shares of CNX Gas’s common stock.

Litigation

CONSOL has been named as a defendant in five lawsuits challenging the proposed transaction. Four of the lawsuits also name the Company and certain officers and directors of CONSOL and the Company as defendants. Three of the suits were filed in the Delaware Court of Chancery: (i) Gummel v. CONSOL Energy Inc., C.A. No. 5377, (ii) Gaines v. CNX Gas Corporation et al., C.A. No. 5378 and (iii) Hurwitz v. CNX Gas Corporation et al., C.A. No. 5405 (together, the “Delaware Actions”). The remaining two suits: (a) Schurr v. CNX Gas Corporation et al., No. 2010-2333 and (b) Polen v. CNX Gas Corporation et al., No. 2010-2626, were filed in the Court of Common Pleas of Washington County, Pennsylvania (together the “Pennsylvania Actions”). The actions generally allege that CONSOL, as the controlling stockholder of the Company, and the other defendants will breach and/or have breached and/or have aided and abetted in the breach of fiduciary duties owed to the Company’s public stockholders. Among other things, the actions seek a permanent injunction against or rescission of the proposed transaction, damages, and attorneys’ fees and expenses.

On April 12, 2010, defendants CONSOL, Philip W. Baxter, Nicholas J. DeIuliis, Raj K. Gupta, J. Brett Harvey and P. Jerome Richey submitted motions to stay the Pennsylvania Actions pending adjudication of the

Delaware Actions. Defendant the Company submitted similar motions the next day, April 13, 2010, and defendant John R. Pipski submitted a similar motion on April 20, 2010. On April 15, 2010, the plaintiffs filed motions for the appointment of lead counsel, for consolidation of the Pennsylvania Actions and for expedited proceedings. A hearing concerning the motions in the Pennsylvania Actions was held before Judge Katherine Emery of the Court of Common Pleas of Washington County on April 20, 2010. At the hearing, Judge Emery granted the motions for consolidation and for the appointment of lead counsel, which were unopposed, and took the motions to stay and for expedited proceedings under advisement. On April 26, 2010, the Court issued an order staying the Pennsylvania Actions.

On April 20, 2010, all parties in the Delaware Actions submitted an agreed proposed order providing for consolidation of the Delaware Actions and the appointment of lead plaintiffs’ counsel to Vice Chancellor Laster of the Delaware Court of Chancery. The proposed order contemplates that plaintiffs may file a consolidated amended complaint. The Court entered the proposed order on April 21, 2010. On April 28, 2010, plaintiffs filed a motion for a preliminary injunction and a motion to expedite. On May 3, 2010, all parties agreed to an expedited schedule on plaintiffs’ motion for a preliminary injunction. On May 7, 2010, the Court entered a scheduling order under which the Court will hold a hearing on plaintiffs’ motion for a preliminary injunction on May 24, 2010.

Annual Report on Form 10-K

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed by the Company with the SEC on February 9, 2010.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in the Company’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9.	Exhibits

The following exhibits are filed or incorporated by reference as part of this Statement:

Exhibit No.	Description

(a)(1)	Schedule 13E-3 and Offer to Purchase, dated April 28, 2010 (incorporated by reference to Schedule TO filed by CONSOL Energy Inc. on April 28, 2010, 2010)

(a)(2)	Letter of Transmittal, dated April 28, 2010, of CONSOL Energy Inc. (incorporated by reference to Exhibit (a)(1)(ii) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(6)	Form of Summary Advertisement published in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(7)	Press release, dated March 21, 2010, of CONSOL Energy Inc. (incorporated by reference to Exhibit 99.1 of Form 8-K of CONSOL Energy Inc., filed on March 22, 2010)

(a)(8)	Letter to J. Brett Harvey and Board of Directors of the Company from John R. Pipski, dated April 9, 2010

(a)(9)	Press release, dated April 20, 2010, of CNX Gas Corporation (incorporated by reference to Schedule 14D9-C of CNX Gas Corporation, filed on April 20, 2010)

(a)(10)	Press release, dated April 20, 2010, of CNX Gas Corporation (incorporated by reference to Item 8.01 of Form 8-K of CNX Gas Corporation, filed on April 20, 2010)

(a)(11)	Letter to J. Brett Harvey and Board of Directors of the Company from John R. Pipski, dated April 16, 2010

(a)(12)	Letter to John R. Pipski from J. Brett Harvey, dated April 22, 2010

(a)(13)	Fairness Opinion of Lazard to the Special Committee of the board of directors of the Company, dated May 11, 2010 (included as Annex II to this Statement)

(a)(14)	Form of Letter to Participants in the CONSOL Energy Inc. Investment Plan for Salaried Employees (incorporated by reference to Exhibit (a)(1)(ix) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(15)	Complaint of Daniel Schurr, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2333, filed in the Court of Common Pleas of Washington County, Pennsylvania on March 29, 2010 (incorporated by reference to Exhibit (a)(5)(i) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(16)	Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, filed in the Court of Chancery of the State of Delaware on March 29, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

Exhibit No.	Description

(a)(17)	Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, filed in the Court of Chancery of the State of Delaware on March 30, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(18)	Complaint of Samuel S. Polen, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-2626, filed in the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(19)	Motion to Stay Action pending adjudication of claims in Delaware, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 12, 2010 on behalf of CONSOL Energy Inc. and certain individual defendants (incorporated by reference to Exhibit (a)(5)(v) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(20)	Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL, filed in the Court of Chancery of the State of Delaware on April 13, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(21)	Motion to Stay and Demand for Jury Trial, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 13, 2010 on behalf of CNX Gas Corporation (incorporated by reference to Exhibit (a)(5)(vii) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(22)	Motion to Stay, submitted to the Court of Common Pleas of Washington County, Pennsylvania on April 20, 2010 on behalf of John R. Pipski (incorporated by reference to Exhibit (a)(5)(viii) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(23)	Order of the Court of Chancery of the State of Delaware dated April 21, 2010, consolidating the Complaint of James R. Gummel, individually and on behalf of all others similarly situated, against CONSOL Energy Inc., Civil Action No. 5377-VCL, the Complaint of Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 5378-VCL, and the Complaint of Harold L. Hurwitz, individually and on behalf of all others similarly situated, against CNX Gas Corporation, et al., Civil Action No. 2010-5405-VCL (incorporated by reference to Exhibit (a)(5)(ix) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(24)	Order of the Court of Common Pleas of Washington County, Pennsylvania dated April 26, 2010, staying proceedings in Schurr v. CNX Gas Corporation, et al., Civil Action No. 2010-2333, and Polen v. CNX Gas Corporation, et al., Civil Action No. 2010-2626 (incorporated by reference to Exhibit (a)(5)(x) to Tender Offer Statement on Schedule TO of CONSOL Energy Inc., filed on April 28, 2010)

(a)(25)	Motion for Preliminary Injunction, submitted to the Court of Chancery of the State of Delaware, Dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL

(a)(26)	Motion for Expedited Proceedings, submitted to the Court of Chancery of the State of Delaware, Dated April 28, 2010 on behalf of plaintiffs in In re CNX Gas Corporation Shareholders Litigation, Consolidated Civil Action No. 5377-VCL

(a)(27)	Order of the Court of Chancery of the State of Delaware dated May 7, 2010, granting expedited discovery and setting a hearing on the preliminary injunction motion for May 24, 2010 at 10:00 a.m., in Wilmington, Delaware

(a)(28)	Letter to Shareholders from the Special Committee, dated May 11, 2010

Exhibit No.	Description

(e)(1)	Sections entitled “General Information,” “Beneficial Ownership of Securities,” “Certain Relationships and Related Party Transactions,” and “Executive Compensation and Stock Option Information” in the Definitive Proxy Statement on Schedule 14A of CNX Gas Corporation (incorporated by reference to the Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of CNX Gas Corporation, filed on March 30, 2010)

(e)(2)	Section entitled “Executive Compensation and Stock Option Information” in the Definitive Proxy Statement on Schedule 14A of CONSOL Energy Inc. (incorporated by reference to the Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of CONSOL Energy Inc., filed on March 24, 2010)

(e)(3)	Sections entitled “General Information—Compensation of Directors” and “General Information—Understanding Our Director Compensation Table” in the Definitive Proxy Statement on Schedule 14A of CNX Gas Corporation (incorporated by reference to the Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of CNX Gas Corporation, filed on March 30, 2010)

(e)(4)	Section entitled “General Information—The Board of Directors and its Committees” in the Definitive Proxy Statement on Schedule 14A of CNX Gas Corporation (incorporated by reference to the Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of CNX Gas Corporation, filed on March 30, 2010)

(e)(5)	Section entitled “Potential Payments Upon Termination or Change-in-Control” in the Definitive Proxy Statement on Schedule 14A of CNX Gas Corporation (incorporated by reference to the Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders of CNX Gas Corporation, filed on March 30, 2010)

(e)(6)	Amended and Restated Certificate of Incorporation of CNX Gas Corporation, dated August 5, 2005 (incorporated by reference from the Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-127483) filed on September 29, 2005)

(e)(7)	Third Amended and Restated Bylaws of CNX Gas Corporation (incorporated by reference from the Current Report on Form 8-K filed by CNX Gas on June 23, 2009)

(e)(8)	Master Separation Agreement dated as of August 1, 2005 by and among CONSOL Energy Inc. and each of the its subsidiaries (other than CNX Gas Corporation and its subsidiaries) and CNX Gas Corporation and its subsidiaries (incorporated by reference from the Current Report on Form 8-K filed by CONSOL Energy Inc. on August 12, 2005 (SEC File No. 001-14901))

(e)(9)	Master Cooperation and Safety Agreement dated as of August 1, 2005 by and among CONSOL Energy Inc. and each CONSOL Subsidiary (as defined therein) and CNX Gas Corporation and each CNX Subsidiary (as defined therein) (incorporated by reference from the Current Report on Form 8-K filed by CONSOL Energy Inc. on August 12, 2005 (SEC File No. 001-14901))

(e)(10)	Amendment No. 1 to the Master Cooperation and Safety Agreement dated as of May 30, 2008 by and among CONSOL Energy Inc. and each CONSOL Subsidiary (as defined therein) and CNX Gas Corporation and each CNX Subsidiary (as defined therein) (incorporated by reference from Exhibit 10.1 on Form 8-K filed by CNX Gas Corporation on June 2, 2008)

(e)(11)	Tax Sharing Agreement dated August 1, 2005 between CONSOL Energy Inc. and CNX Gas Corporation (incorporated by reference from the Current Report on Form 8-K filed by CONSOL Energy Inc. on August 12, 2005 (SEC File No. 001-14901))

(e)(12)	Services Agreement dated August 1, 2005 by and among CONSOL Energy Inc., CNX Land Resources Inc. and CNX Gas Corporation and its subsidiaries that become a party to the agreement (incorporated by reference from the Current Report on Form 8-K filed by CONSOL Energy Inc. on August 12, 2005 (SEC File No. 001-14901))

Exhibit No.	Description

(e)(13)	Master Lease dated August 1, 2005 by and between CONSOL Energy Inc. and each of its subsidiaries made a party thereto and CNX Gas Company, LLC (incorporated by reference from the Current Report on Form 8-K filed by CONSOL Energy Inc. on August 12, 2005 (SEC File No. 001-14901))

(e)(14)	Intercompany Revolving Credit Agreement between CONSOL Energy Inc. and CNX Gas Corporation (incorporated by reference from the Current Report on Form 8-K filed by CONSOL Energy Inc. on August 12, 2005 (SEC File No. 001-14901))

(e)(15)	Share Tender Agreement, dated March 21, 2010, by and between CONSOL Energy Inc. and T. Rowe Price Associates, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CONSOL with the SEC on March 22, 2010)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CNX GAS CORPORATION

By:	/S/ P. JEROME RICHEY
Name:	P. Jerome Richey
Title:	Executive Vice President, Corporate Affairs, Chief Legal Officer and Secretary

Dated: May 11, 2010

Annex I

Certain Information Concerning the Directors and Executive Officers of CNX Gas Corporation

The following table sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each director and executive officer of the Company. Each person listed below is a citizen of the United States of America. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed in this Statement or the Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with the Company over the past two years that had an aggregate value that exceeds $120,000. Except as otherwise noted, the current business address and telephone number for each person listed below is c/o CNX Gas Corporation, CNX Center 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317-6506, (724) 485-41635.

Name	Present Principal Occupation or Employment, Five-Year Employment History, and Address
Philip W. Baxter	Philip W. Baxter, 61, has been a Director of CNX Gas since June 30, 2005, the date of its formation, and served as Chairman of the Board from that date until January 16, 2009. He currently serves on the Audit Committee of CNX Gas. Mr. Baxter served as Chairman of the Audit Committee and as a member of the Finance Committee of CONSOL Energy and served as a Director of CONSOL Energy from August 1999 until August 2, 2005 and was reappointed as a Director on January 16, 2009. He is a member of the CONSOL Energy Audit and Compensation Committees. Mr. Baxter has been the President of Stan Johnson Company, a nationally recognized leader in commercial real estate brokerage specializing in single-tenant properties, since September 2002. Mr. Baxter was Chief Financial Officer and Executive Vice President of the Tulsa based energy conglomerate, Mapco Inc., until March 1998 when it merged with The Williams Company. During his 18-year career at Mapco, Mr. Baxter held a number of officer level positions including Chief Information Officer and Senior Vice President of Strategic Planning. Prior to his career at Mapco, he held a number of financial positions with Williams Energy Company, a subsidiary of The Williams Company. In 1970, Mr. Baxter received a bachelor’s degree in Business Administration from the University of Oklahoma and is a 1992 graduate of the Darden Executive Program of the University of Virginia.

Name	Present Principal Occupation or Employment, Five-Year Employment History, and Address
Raj K. Gupta	Raj K. Gupta, 67, has been a Director of CNX Gas since June 2005, the date of its formation, and a Director of CONSOL Energy since February 2004. He is a member of the CNX Gas Audit Committee. He currently also serves as the Chairman of CONSOL Energy’s Audit Committee and is a member of its Health, Safety and Environmental Committee. From July 2007 to April 2009, Mr. Gupta has also served as Chairman of the board of directors of Quetzal Energy Inc., a Canadian-based international oil and gas company operating in Guatemala, Central America. From 1965 until his retirement in 2000, Mr. Gupta held various management positions with Phillips Petroleum Company, an international integrated oil and gas company now part of ConocoPhillips, including Vice President of Strategic Planning, managing strategic planning, growth and globalization efforts in South America, China, the Middle East and the former Soviet Union. From 2000 to December 2004, he served on the board of directors of Yukos Oil Company, Moscow, Russia, chaired its Compensation Committee and was a member of its Audit and Finance Committees. From 2000-2009, Mr. Gupta was a member of the Advisory Council of the Industrial and Manufacturing Systems Engineering Department at Kansas State University. He also serves on the advisory board of Preng & Associates in Houston. Mr. Gupta currently works as an independent management consultant. Mr. Gupta earned a master’s degree in Industrial Engineering and Management Science from Kansas State University and a Bachelor of Science degree in Mechanical Engineering with Honors from Birla Engineering College in India.

J. Brett Harvey	J. Brett Harvey, 59, has been a Director of CNX Gas since June 30, 2005, the date of its formation, and has served as Chairman of the Board and Chief Executive Officer since January 16, 2009. Mr. Harvey has also served as President and Chief Executive Officer and a Director of CONSOL Energy since January 1998. Mr. Harvey is a member of the board of directors of the Bituminous Coal Operators’ Association and a member of the executive committee and the board of the American Coalition for Clean Coal Energy. In December 2005, Mr. Harvey was elected to the board of directors of Barrick Gold Corporation, the world’s largest gold producer (“Barrick”). He serves on the Barrick compensation and environmental, health and safety committees. In December of 2007, Mr. Harvey was also elected to the board of directors of Allegheny Technologies Incorporated, a specialty metals producer, and serves on its nominating and corporate governance and compensation committees. He received a bachelor’s degree in Mining Engineering from the University of Utah.

John R. Pipski	John R. Pipski, 62, has been a Director of CNX Gas since August 15, 2005. Mr. Pipski currently serves as Chair of the Audit Committee. Since 2001, Mr. Pipski has provided financial and tax accounting services to business clients, through his own firm. From 1970 to 2001, he held various positions at the international accounting firm of Ernst & Young, LLP. For eighteen years at Ernst & Young, Mr. Pipski was a Tax Partner specializing in corporate taxation, mergers and acquisitions and tax accounting issues in the coal and manufacturing industries. In addition, he held various positions within the Tax and Audit Departments of that firm. Mr. Pipski has served as a Board Member and Treasurer of The Ronald McDonald House Charities of Pittsburgh. Mr. Pipski is a certified public accountant and earned bachelor’s and master’s degrees in financial administration from Michigan State University.

Name	Present Principal Occupation or Employment, Five-Year Employment History, and Address
Nicholas J. DeIuliis	Nicholas J. DeIuliis, 40, was a Director and President and Chief Executive Officer of CNX Gas Corporation from June 30, 2005 to January 16, 2009, when he became President and Chief Operating Officer of CNX Gas Corporation and Executive Vice President and Chief Operating Officer of CONSOL Energy. From November 2004 until August 2005, Mr. DeIuliis was the Senior Vice President—Strategic Planning of CONSOL Energy. Prior to that, Mr. DeIuliis served as Vice President Strategic Planning from April 2002 until November 2004, Director—Corporate Strategy from October 2001 until April 2002, Manager—Strategic Planning from January 2001 until October 2001 and Supervisor—Process Engineering from April 1999 until January 2001. After graduating with a degree in chemical engineering from Penn State, Mr. DeIuliis began his career in CONSOL Energy’s research and development group. While working full-time at CONSOL Energy, Mr. DeIuliis obtained a master’s degree in business administration and a law degree from Duquesne University, where he graduated first in his class. Mr. DeIuliis quickly rose to become the Vice President of Strategic Planning of CONSOL Energy. In that role, Mr. DeIuliis was responsible for optimizing the value of CONSOL Energy’s assets which, among other things, resulted in the creation of CNX Gas Corporation. Mr. DeIuliis is a past director of the Independent Petroleum Association of America and a current director of the Carnegie Science Center and the Allegheny Conference, and a member of the PA Business Council Policy Roundtable. Mr. DeIuliis is also a registered professional engineer in the Commonwealth of Pennsylvania and a member of the Pennsylvania Bar.

Robert P. King	Robert P. King was named Executive Vice President—Business Advancement and Support Services for CONSOL Energy and CNX Gas on January 16, 2009, with responsibility for material and supply chain management, Fairmont Supply, construction and project management, environmental and engineering services, business development, research and development, and strategic planning. Prior to that, Mr. King was Senior Vice President—Administration since February 2, 2007 and he served as Vice President—Land from August 2006 to February 2007. Mr. King is also the President of CNX Land Resources and continues to have responsibility for that organization. Mr. King joined CONSOL Energy Inc. in August 2006. Prior to joining CONSOL, he held numerous positions over a 16 year period with Interwest Mining Company (a subsidiary of PacifiCorp). These included Vice President, Vice President—Planning, Vice President and General Manager at Centralia Mining Company and Manager of Operations at Centralia Mining Company. The balance of Mr. King’s 30+ years of experience included five years with Entec Engineering Inc. as its managing partner, and management positions with Kaiser Coal Corporation and Southern Ohio Coal Company. Mr. King holds a Bachelor’s Degree and Master’s Degree in Mining Engineering from Colorado School of Mines and an MBA from Utah State University.

Name	Present Principal Occupation or Employment, Five-Year Employment History, and Address
William J. Lyons	William J. Lyons, age 59, has been Chief Financial Officer of CONSOL Energy since February 2001 and Chief Financial Officer of CNX Gas since April 28, 2008. From January 1995 to February 2001, Mr. Lyons held the position of Vice President—Controller for CONSOL Energy. Mr. Lyons joined CONSOL Energy in 1976. He was a Director of CNX Gas Corporation from October 17, 2005 to January 16, 2009. Mr. Lyons is a director of Calgon Carbon Corporation, a supplier of products and services for purifying water and air. Mr. Lyons earned a bachelor’s degree in business administration and a master’s degree in accounting from Duquesne University.

Robert F. Pusateri	Robert F. Pusateri was named Executive Vice President—Marketing & Sales and Transportation Services of CONSOL Energy and CNX Gas on January 16, 2009. Prior to that, Mr. Pusateri was named Vice President Sales of CONSOL Energy in 1996 and held that position until he was elected President of CONSOL Energy Sales Company in August 2005. He first became an officer in May 1996. Mr. Pusateri joined CONSOL as an accountant in April 1974, holding various positions including supervisor accounting services and staff assistant. Mr. Pusateri transferred to the marketing department in 1977 and held progressive responsibilities as sales contract administrator, sales coordinator, and district/general sales manager for both the Pittsburgh and Cleveland sales offices.

P. Jerome Richey	P. Jerome Richey, age 59, was named Executive Vice President—Corporate Affairs, Chief Legal Officer and Secretary of CONSOL Energy and CNX Gas on January 16, 2009. Mr. Richey was General Counsel and Corporate Secretary of CONSOL Energy since March 2005, and on June 20, 2007, he added the title of Senior Vice President. Prior to joining CONSOL Energy, Mr. Richey, for more than five years, was a shareholder in the Pittsburgh office for the law firm of Buchanan Ingersoll & Rooney PC. During Mr. Richey’s career, he held several high-level positions at the firm including in-house ethics counsel and co- chair of the firm’s compensation committee. In 2004 and 2005, Mr. Richey was named one of the Pennsylvania Super Lawyers, an honor received by only the top 5 percent of Pennsylvania lawyers. Mr. Richey is a cum laude graduate of the University of Pittsburgh Law School, where he also received his undergraduate degree. Mr. Richey is a Fellow in the College of Labor and Employment Lawyers, a member of the Allegheny County and American Bar associations, and a former adjunct professor of law at the University of Pittsburgh Law School. Mr. Richey conceived of, initiated, and edited BNA’s “Covenants Not to Compete” treatise. Mr. Richey is a frequent speaker on ethics matters.

Annex II

May 11, 2010

Special Committee of the Board of Directors

CNX Gas Corporation

1000 CONSOL Energy Drive

Canonsburg, PA 15317

Dear Special Committee:

We understand that CONSOL Energy Inc., a Delaware corporation (“Bidder”), has commenced an offer to purchase (the “Offer”) all of the outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of CNX Gas Corporation, a Delaware corporation (the “Company”), that are not already owned by Bidder at a price of $38.25 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal, each as contained in the Tender Offer Statement on Schedule TO and the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed by Bidder with the Securities and Exchange Commission on April 28, 2010. We also understand that Bidder has committed to effect a merger (the “Second-Step Merger”) following the consummation of the Offer, pursuant to which any remaining issued and outstanding Shares (other than Shares owned by Bidder, the Company or any direct or indirect wholly-owned subsidiary of Bidder or the Company or those holders who are entitled to and properly demand an appraisal of their Shares) will be converted into the right to receive $38.25 per Share in cash.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Shares (other than Bidder, the Company, any direct or indirect wholly-owned subsidiary of Bidder or the Company and the directors and officers of Bidder and the Company (collectively, the “Excluded Holders”)) of the $38.25 per Share in cash (the “Consideration”) to be paid to such holders in the Offer.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Offer to Purchase;

(ii)	Analyzed certain publicly available historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the Company and Bidder relating to the Company’s business;

(iv)	Held discussions with the Special Committee and members of the senior management of the Company and Bidder with respect to the business and prospects of the Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believed to be generally relevant in evaluating the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believed to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed historical stock prices and trading volumes of the shares of the Company’s common stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with such valuation or appraisal. With respect to financial forecasts relating to the Company provided to us or otherwise reviewed or discussed with us, we have assumed,

Special Committee of the Board of Directors

CNX Gas Corporation

May 11, 2010

with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which Shares may trade at any time in the future.

In rendering our opinion, we have assumed, with your consent, that following the consummation of the Offer, the Second-Step Merger would be consummated such that any remaining issued and outstanding Shares (other than Shares owned by Bidder, the Company, any direct or indirect wholly-owned subsidiary of Bidder or the Company, or those holders who are entitled to and properly demand an appraisal of their Shares) will be canceled and converted into the right to receive the Consideration. We also assumed, with your consent, that the Offer and the Second-Step Merger would be consummated on the terms described in the Offer to Purchase, without any waiver or modification of any material terms or conditions of the Offer to Purchase. We have further assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Offer and the Second-Step Merger will not have an adverse effect on the Company. In addition, we have assumed, with your consent, that there would be no material effect upon the Company or its financial performance or prospects as a result of the transaction between Bidder and Dominion Resources, Inc. and that the financial forecasts relating to the Company provided to us would not be materially affected by the transaction between Bidder and Dominion Resources, Inc. We have further assumed, with your consent, that all commercial and service arrangements and transactions between Bidder and the Company were and would be the product of valid and binding contracts entered into by Bidder and the Company when the Company was a wholly-owned subsidiary of Bidder, the product of bona fide arm’s-length negotiations or on fair market terms. We do not express any opinion as to any tax or other consequences that might result from the Offer or the Second-Step Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion (other than with respect to the Consideration to the extent expressly specified herein) as to any terms or other aspects of the Offer or the Second-Step Merger, including the prior occurrence, current existence or absence of any discussions, negotiations or agreements relating to the Offer between or among the Company, Bidder, any of their respective directors, officers, affiliates or stockholders or any other person, and we, with your consent, did not evaluate such matters in connection with our opinion. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of the Company, Bidder, or any of their affiliates, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC is acting as investment banker to the Special Committee of the Board of Directors of the Company in connection with the Offer and will receive a fee for our services, a substantial portion of which is payable upon the rendering of this opinion. In addition, in the ordinary course of their respective businesses, Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) and their respective affiliates may actively trade securities of the Company or Bidder for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

In rendering our opinion, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor were we requested to consider and our opinion

Special Committee of the Board of Directors

CNX Gas Corporation

May 11, 2010

does not address, the relative merits of the Offer as compared to any other transaction or business strategy in which the Company might engage, the merits of the process relating to the Offer or whether a different process may have resulted in different or greater consideration or a different or greater price than the Consideration to be paid to holders of Shares.

Our engagement and the opinion expressed herein are for the benefit of the Special Committee of the Board of Directors of the Company (in its capacity as such) in connection with its evaluation of the Offer. Our opinion is not intended to and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares or how such holder should act with respect to the Offer, the Second-Step Merger or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Shares (other than the Excluded Holders) in the Offer is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/S/ ALBERT GARNER
Albert Garner
Managing Director